UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   -----------

                          Amendment No. 1 to Form 10-SB

                                   -----------

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                        Commission File Number: 000-03574

                            Branded Media Corporation
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


              Nevada                                             20-2053360
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(State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                              Identification No.)


             425 Madison Avenue, Penthouse, New York, New York 10017
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(Address of principal executive offices)                     (Zip Code)

                    Issuer's telephone number (212) 230-1941

        Securities to be registered under Section 12(b) of the Act: None.


         Title of each class                      Name of each exchange on which
         to be so registered                      each class is to be registered

                 N/A                                           N/A
                 ---                                           ---

           Securities to be registered under Section 12(g) of the Act:

                          Common Stock, par value $.001
--------------------------------------------------------------------------------
                                (Title of class)

                                TABLE OF CONTENTS


PART I........................................................................1

   Item 1.    Description of Business.........................................1
   Item 2.    Management's Discussion and Analysis or Plan of Operation......11
   Item 3.    Description of Property........................................13
   Item 4.    Security Ownership of Certain Beneficial Owners
               and Management................................................13
   Item 5.    Directors and Executive Officers, Promoters and
               Control Persons...............................................15
   Item 6.    Executive Compensation.........................................19
   Item 7.    Certain Relationships and Related Transactions.................21
   Item 8.    Description of Securities......................................24

PART II......................................................................25

   Item 1.    Market Price of and Dividends on the Registrant's
               Common Equity and Related Stockholder Matters.................25
   Item 2.    Legal Proceedings..............................................27
   Item 3.    Changes in and Disagreements with Accountants..................27
   Item 4.    Recent Sales of Unregistered Securities........................27
   Item 5.    Indemnification of Directors and Officers......................31

PART F/S......................................................................1

   Financial Statements......................................................F-1

PART III...................................................................III-1

   Item 1.    Index to Exhibits............................................III-1
   Item 2.    Description of Exhibits......................................III-2

SIGNATURES.................................................................III-3

                           FORWARD-LOOKING STATEMENTS

     This registration statement contains statements that constitute "forward-looking statements." These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology like "believes," "anticipates," "expects," "estimates," or similar terms. These statements appear in a number of places in this registration statement and include statements regarding our intent, belief or current expectations and those of our directors or officers with respect to, among other things: (i) trends affecting our financial condition or results of operations, (ii) our business and growth strategies, and (iii) our financing plans. You are cautioned that any forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, our ability to continue as a going concern, technological change and competition. The accompanying information contained in this registration statement, including, without limitation, the information set forth under the heading "Risk Factors" and "Business" identifies important additional factors that could materially adversely affect actual results and performance. You are urged to carefully consider these factors. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement.

PART I

Item 1.  Description of Business

     In this registration statement, we use the terms "we," "us," "our," "Branded Media" and the "Company" to refer to Branded Media Corporation and Mediacom Entertainment, Inc., a Delaware corporation.

     We are a marketing company that utilizes multi-media platforms to expose our clients' brands or products to the public. At present, the multi-media platforms we deploy are television programs and out-of-home advertising displays. Both mediums target consumers that would otherwise not be reachable by the traditional 30-second television commercial. In the case of our television programs, the brands we expose are in the form of a personality with a particular expertise around which the show is built.

     We execute our strategy as follows. We identify people that we believe have the talent to carry a television program and, as important, have an expertise that lends itself to the creation of not only the television program but also a line of products. We then negotiate an agreement with the particular person whereby we agree to develop and distribute the television program and develop the personality as a brand in exchange for a percentage of the sales of merchandise associated with that brand. After entering in to the agreement, we begin to develop and pitch program concepts to various television outlets. When there is interest, we enter into an agreement for the program to be produced (we either produce the programs in-house or co-produce with the outlet or another partner) and broadcast. Once the television platform is established, we then approach retailers to carry products built around our talent's expertise. The value proposition to the retailer is that the television program provides exposure in an editorial context with limited corresponding media cost. Finally, interested retailers then license our clients' brands and source/sell the products associated therewith.

     We refer to the above process herein as the "Branded Media(TM) Strategy." To date, we have entered into agreements with four clients, placed two of those clients into television programs (one program we are co-producing and the other client is appearing in 22 episodes of a cable networks production) and have interest from several retailers for two of our clients.

     Each step of the Branded Media(TM) Strategy is difficult and the process can be disrupted at any point because each step is dependent upon the successful completion of the prior step. Furthermore, the key element to the strategy is getting our clients on television. This is extremely difficult due to the large number of shows that are presented to networks each day. The experience and contacts of our management team within the television industry provides a slight advantage over many other competitors because our management team is more familiar with the decision makers at various outlets as well as their criteria to evaluate a particular proposed television show.

     In addition to focusing on television as a base platform, we recently acquired out-of-home media specialist, Executive Media Network, which we refer to herein as "EMN." EMN utilizes poster-size advertisements in executive lounges at airports as its platform for exposing its clients' products and brands to the public. EMN has the right to sell over 400 media display locations in 138 airline clubs. EMN sells poster advertisements to its clients and splits the revenue with its airline partners.

     EMN enables airline carriers to defray the costs of operating their airline club lounges by creating an incremental and ancillary revenue stream to the airlines. In most cases, EMN provides a turnkey revenue program whereby EMN absorbs all the costs of operating and managing the media display network and shares the profit with its airline partners. EMN currently has eleven airline carrier partners and three private aviation partners.

     EMN provides advertisers with a cost-effective means to reach the affluent, senior management achievers, who are elusive consumers of traditional media. EMN also provides advertisers with a level of accountability with documented passenger traffic from its airline partners.

     EMN was founded in 1998 and has been profitable since inception.

     We acquired EMN on October 21, 2005.

Background

     We were incorporated under the laws of Delaware in 1968 as Prosher Investment Corp. From 1968 to 1983, we were principally engaged in various real estate activities, including real property development and retail land sales. As of December 31, 1982, we had discontinued our real estate development operations and real estate activities.

     On July 27, 1983, we merged with and changed our name to Mediacom Industries, Inc. Following the merger and through 1987, we concentrated our efforts on developing and financing low-cost film productions. Beginning in 1988, we concentrated our business activities on licensing certain of our motion picture film rights. We also focused our efforts on identifying and acquiring a business or company to rebuild our operations.

     On March 8, 1994, we entered into an agreement with Parasol Group Limited pursuant to which Parasol Group Limited agreed to sell its film and television library to us. On March 9, 1994, we and our subsidiaries filed voluntary petitions under Chapter 11 of the Bankruptcy Code in the District of Delaware. The U.S. Bankruptcy Court approved the agreement with Parasol Group Limited by order entered on March 24, 1994. In August 1999, we were granted final decree from the U.S. Bankruptcy Court and concentrated our efforts in continuing to license our properties in our film, television and music libraries.

     On August 3, 2001, we changed our name to Mediacom Entertainment, Inc. On June 29, 2004, we affected a one-for-four reverse stock split of our common stock. All references in this Form 10-SB to shares of stock have been adjusted to account for this reverse stock split.

     On July 17, 2004, we acquired the Branded Media business strategy from Convergiton, Inc., a Florida corporation, which was an unrelated corporation, in exchange for 3,500,000 shares of our common stock. Prior to this acquisition, Convergiton had been engaged in the development of infomercial, television advertising and music programming.

     On August 20, 2004, we reincorporated under the laws of the state of Nevada by merging with and into Mediacom Entertainment, Inc., a Nevada corporation, that had been incorporated on July 26, 2004. Pursuant to this transaction, the number of outstanding shares of the surviving entity were the same as the number of outstanding shares of common stock prior to the transaction, and each stockholder owned the same number of shares of the surviving entity as that stockholder had owned of the Delaware entity prior to the merger. Also, as a result of the transaction, Mediacom Entertainment, Inc., a Delaware corporation, ceased to exist.

     On October 18, 2004, we changed our name to Branded Media Corporation.

     Our business plan is (i) to integrate our clients' products or brands core messages into television related print and internet programming content to provide exposure in launching and expanding brands, and (ii) to license our properties that are in our film, television and music libraries. We are in the process of commencing commercial operations and have eight full-time employees and own no real estate.


General Business

     We are a multimedia branding company that (i) builds our clients' brands and markets our clients' consumer products through our proprietary strategy, Branded Media(TM), and (ii) licenses our properties in our film, television and music libraries. We are in the process of seeking federal trademark protection for the mark, BRANDED MEDIA. After acquiring the strategy from Convergiton, Inc. we developed Branded Media(TM) to materially increase sales of our clients' products by exposing their brands and their messages mainly through television programming but also through internet programming, print, DVD, Video-on-Demand, and Direct-Response infomercials where appropriate. As part of the compensation for our services, we receive a portion of the revenues generated for our clients by the application of the Branded Media(TM) strategy.

     We intend to position our clients' brands on commercial and public television and receive a portion of the revenues generated from product sales in multiple channels of distribution, such as retail chains, specialty retail, and corporate marketing partners. We also may, if warranted, acquire one or more properties or businesses, and pursue other related activities intended to enhance stockholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. We intend to seek opportunities demonstrating both potential long-term growth and short-term earnings. Except for our recent acquisition of Executive Media Network, we have no specific acquisition plans at this time.

     With the proliferation of digital, cable and video-on-demand as well as the internet, and the completion of the acquisition of EMN we are not dependent on one or a few clients. However, it should be noted that we currently have signed only four clients for our Branded Media(TM) Strategy.

Brands

     To date we have entered into contracts with Sandy Ferreira, Pino Luongo and Mark Strausman (The Two Meatballs), Chef Jacques Haeringer and Eric Villency, under which we will share in several categories of revenue: television production and distribution, book publishing, and merchandising. We continue to pursue other potential clients to whom we desire to provide our brand integration services. To date, we have not entered into any definitive agreements or incurred any other obligations or commitments with any potential clients other than those described below.

     o    Sandy Ferreira
          --------------

          Sandy Ferreira is a wedding expert and TV personality. A finalist from NBC's "The Apprentice 2," Sandy has over 10 years of experience as a bridal shop owner and wedding planner. Sandy is on the bridal television show circuit, which caters to audiences of brides-to-be. For Sandy, we are currently developing a wedding-themed television series, online presence, "How to `I Do'" books and products, as well as actively seeking commercial endorsements. For this book project, we are not acting as an agent, however, we do receive compensation from the sale of any books.

          We intend to establish Sandy as the friendly face for the wedding industry. Her approach to working with brides and creating "that special day" has built her reputation as trustworthy, understanding and fun. Her charm, good looks and the recognition established on "The Apprentice 2," which had over 20 million viewers per week, will assist in developing her television series.

          We have developed a television show currently entitled "Surprise Weddings" starring Sandy Ferreira which will air on the Women's Entertainment Network on December 16, 2005. The program will profile the weddings of two New Orleans's couples whose weddings were disrupted by Hurricane Katrina.

     o    The Two Meatballs
          -----------------

          We have entered into an agreement with veteran chefs Pino Luongo and Mark Strausman to produce and distribute a television cooking series based on the duo's nickname: "The Two Meatballs." Pino will Mark in the program and we will own the end product.

          Pino and Mark are well known chefs who have worked together for more than 20 years and are successful and highly acclaimed New York restaurateurs. They are well known Italian chefs and their ventures include Coco Pazzo, Campagna, Tuscan Square and NY celebrity hot spot, Fred's at Barney's.

          Pino Luongo has written four popular cookbooks: Tuscan in the Kitchen, Fish Talk, Simply Tuscan, and La Mia Cucina Toscana.

          Mark Strausman, also a cookbook author, has been featured on "The Late Show with David Letterman," "Late Night with Conan O'Brien," and as a regular guest on "Martha Stewart Living."

     o    Eric Villency
          -------------

          We also have signed an agreement with design expert Eric Villency, the host of Fine Living Network's iDesign. Eric is also the President of Maurice Villency Inc., his family's contemporary furniture brand.

          We have recently placed Eric in 22 episodes of the current season of HGTV's, "Small Space, Big Style." We also are developing additional shows, such as "FASHION/DESIGN," in which Eric and a changing roster of successful fashion designers showcase their own homes and also tackle the redesign of viewers' spaces. We received no compensation from our client for placing him with the HGTV television episodes as he was featured as a non-compensated expert on the program.

          The format enhances Eric's visibility and allows us to create product integration opportunities. A line of home design products, men's fashion accessories and skin care lines are the primary product lines currently being developed for the Eric Villency brand.


     o    Chef Jacques Haeringer
          ----------------------

          Chef Jacques Haeringer is a professional chef with a Washington, D.C. restaurant. Born in Alaska to French parents and trained in classic French cooking, Haeringer has appeared in several television programs and hosts cooking seminars at his restaurant. Haeringer has created the "Healthy Desires" brand which we will exploit. We are developing a line of cooking and food related products for home shopping outlets. We are close to signing a deal with The History Channel for a humorous history of food to be hosted by Chef Jacques.

Client Agreements

     For each client listed above, we have entered into an agreement. Pursuant to the agreement the client and we initially agree to enter into a development phase, where, generally, we have the exclusive right, with limited exceptions, to develop the clients brand or content. Once we enter into an agreement with a third party with respect to the production and/or distribution of our client's content, the licensing of our client's merchandise (as the case may be), our client and we agree to enter into a production period during which the client grants us the exclusive right to exploit the client's brand and produce and distribute the client's content among other things. The initial term of the agreement is the length of the development period, which varies by client, unless the production period has commenced. The production period extends through the termination of the agreement or agreements we enter into with a third party or parties (as the case may be) on behalf of our client. We incur all costs and expenses relating to the development and exploitation of the client's brand and content. The client receives certain fees and compensation under the agreement including a percentage of the Modified Adjusted Gross Receipts (as described below) and fees associated with merchandise appearances and books as the case may be. Additionally, under the agreement, we are compensated with a portion of the Modified Adjusted Gross Revenues (as described below) generated from various categories including: television licensing; publishing; merchandise; endorsements; live appearances; and franchising. Pursuant to the client agreements, "Modified Adjusted Gross Receipts" means all non-refundable gross receipts actually received in the United States from all sources worldwide excluding money paid to us to pay for us to fund the development, production or distribution costs that are or will be actually incurred by us under a reasonable production budget, in connection with the exploitation of the client's services and or client's brands pursuant to this agreement for television, radio, internet or merchandise production, less the following items in the following order determined on a cash basis: (i) our distribution fee; (ii) our unrecouped distribution expenses and costs, if any, paid or incurred by us in direct connection with the exploitation of the client's services and or client's brands, (iii) any unrecouped third-party participations incurred by us (other than net profit participations) that are accrued, currently disbursable, and payable by us in connection with the exploitation of the client's services or client's brands; (iv) our unrecouped direct expenses, if any, which are paid by us to the client, (v) any and all other unrecouped costs paid or incurred by us in direct connection with the development of, production of, post-production of and/or acquisition of rights for any and all exploitation of the client's services or client's brands, and
(vi) interest at a rate of prime plus one percent (1%) per annum on the amount of any unrecouped costs financed by us.

Executive Media Network

     On October 21, 2005, we acquired EMN, a New York corporation specializing in out-of-home advertising, for $2,550,000.

     EMN has created a worldwide media display network that enables advertisers to target the first-class and business-class customers of most major airline carriers, an audience of affluent, decision-making consumers. Through multi-year agreements between certain United States and foreign flag airline carriers, EMN has the right to sell over 400 media display locations throughout the world in 138 airline clubs, creating approximately 6.4 million impressions monthly.

     For each year from 2000 through 2004, EMN has averaged more than $_________ in annual gross revenues, more than $__________ in annual gross profits and $_________ in annual net profits. For the year ended December 31, 2004, EMN had $_________ in gross revenues, $________ in gross profit and $___________ in net profit.

Other Assets

     Film, Television and Music Library

     In 1994 we acquired the Parasol Library, which we refer to herein as the "Library." In June 2005, Wharton Valuation Associates, Inc. appraised the Library at $3,400,000. Since the acquisition of the Parasol Library in 1994 the asset has generated in excess of approximately $2,600,00 in licensing revenue. However, we realized no net profits from this revenue because the revenue was wrongfully diverted from the Company by a third party affiliated with both the Company and the licensee. These events occurred prior to our current management being appointed to their current positions. We intend to build on our Library licensing base through television and broadcasting, DVD, Video-on-Demand and Direct Response infomercials.

     The Library consists of film, television, and music programming produced from the 1920's through the 1980's. The following is a brief summary of representative programming in the library.

     o Applause 50's Television Series: programming featuring artists such as Angela Lansbury, Paul Newman, Bette Davis, and Natalie Wood.

     o Groove 40's Music: complete with videos from artists including Frank Sinatra, Duke Ellington, and Lena Horne.

     o Groove 60's Country Music: complete with videos from artists including Johnny Cash and George Jones;

     o Cinevue Classic Films: films spanning the 1920's through the 1980's, including such originals as Diary of Forbidden Dreams, The Phantom of the Opera, and The Mask; and

     o Classic Sports Zone: From the 1960's, "Las Vegas Fight of the Week," Professional Wrestling, and "Celebrity Billiards with Minnesota Fats."

     The materials in the Library have varying terms of copyright protection. The materials in the span a considerable time period and the number of copyrights expiring each year is minimal and does not have a significant impact upon the Library's value from year to year. Further, even if a film or other material enters the public domain upon expiration of its copyright, the film or other material does not become worthless. For example, if we are the only holder of a master of a public domain film, the asset still maintains value. Owning the master of a film allows the owner to enhance the film, obtain a copyright for the enhanced film and exploit the enhanced film's new value. In fact, after acquiring the Library, we enhanced the materials identified in each category above, which were taken from the public domain, and enhanced or changed them enough for us to be granted a "new work" copyright. As a result, we have the exclusive right to exploit the new version of these materials that we created in accordance with the new copyrights granted. Thus, the expiration of a small number of copyrights from year to year in light of the above does not materially impact the value of the library.

     We have entered into an agreement with August Entertainment/Cascante Organization, LLC, which we refer to herein as the "Sales Agent," to market our Library in foreign markets. The Sales Agent has identified several customers interested in renewing prior licenses of our titles in Germany, France, Spain and Japan. The agreement calls for the Sales Agent to be paid 25% of all gross receipts generated and collected from the licensing of the Library. Currently, we license three films from the Library to one licensee for a term of four years, which will end in April 2006, for broadcast in the United Kingdom, Northern Ireland and the Republic of Ireland for a total license fee of $16,500.

Competition

     We consider many companies in various industries competitors in one form or another. We compete with advertising agencies, talent agencies and production houses. We blend various disciplines from each of these industries and deploy one or more of them for our respective client brands and individual talents in a customized fashion that we believe is directly suited to the specific attributes of each.

Risk Factors

     Investing in our common stock involves a high degree of risk. Any potential investor should carefully consider the risks and uncertainties described below before purchasing any shares of our common stock. The risks described below are those we currently believe may materially affect us.

                          RISKS RELATED TO OUR COMPANY

We have limited ability to pay back all of our outstanding debt when it becomes due.

     The following table identifies our outstanding promissory notes, when each note is due, and the outstanding principal and interest as of October 31, 2005.


                                    Principal and
                                     Interest @      Interest         Maturity
               Debt Type             10/31/2005      Rate              Date
     --------------------------------------------------------------------------

     Promissory Note                  $ 567,448      12-18%          on demand
     Promissory Note                  $ 103,434          0%          on demand
     Convertible Notes                $ 950,564         12%              (1)
     Bridge Notes                     $ 350,000         12%              (2)
     EMN Acquisition                  $ 350,000          8%          11/15/2005


     (1) Earlier of 30 days after the closing of $5 million in financing or 12 months from date of note.
     (2) Due the earlier of seven days from the closing of an equity financing in which the company raises a minimum of $4 million in equity on December 31, 2005.

     Due to our limited financial resources, we have limited ability to pay our outstanding debt when it is due. We continue to raise capital to cover the operation of the business and the terms of the Notes Payable have been contemplated in the planning for the financing of the operation of the business. However, at the present time the Company does not have the cash on hand to meet the Notes Payable upon demand.

We have a limited operating history under the Branded Media(TM) strategy business.

     The Company was formed in Delaware in October 1968. In July 2004, we reincorporated in Nevada, and in October 2004, we changed our name to Branded Media Corporation. Our history with respect to film and television production and licensing dates back to 1983.

     We currently have eight full-time employees. Because of our acquisition of the Branded Media(TM) strategy business in August 2004, we have a limited operating history under our Branded Media(TM) strategy business. We are subject to all of the business risks and uncertainties associated with any business enterprise, including the risk that we will not achieve our business objectives. We cannot predict that our future operations will be profitable. Investors in our stock would have limited information on which to base an evaluation of our prospects for achieving our business objectives.

We have had operating losses in the past and there is no assurance that we will ever operate profitably.

     We have reported net losses of $22,252,719 for the nine months ended June 30, 2005 and $9,503,135 for the fiscal year ended September 30, 2004. Our operating costs currently exceed our revenues, and there is no assurance that this will change. We can give no assurances that we will ever make a profit or that we will not lose all amounts invested in us, through operating expenses or capital losses.

Our ongoing overhead exceeds our incoming revenue and our cash resources are extremely limited.

     Our overhead exceeds our revenue. We need to increase our sources of revenue and/or funding in order to sustain operations for the long run. Further, we need to raise additional capital to satisfy our cash requirement and launch our new business strategy. We expect to satisfy our future funding requirements through revenues generated by our operations, the proceeds of public or private offerings of our securities, loans from financial institutions or our stockholders, acquisitions of other businesses such as EMN, or a combination of the foregoing. Additionally, we have also engaged the firm of Westminster Securities Corp. to provide certain financial and business advice and to assist us in raising additional capital. There is no assurance that our operations will be able to satisfy our future funding requirements and there is no guarantee that additional financing will be available when needed or on terms acceptable to us. Failure to raise additional capital is likely to impede us from continuing as a going concern.

Our industry is highly competitive and many of our competitors have more resources than we do.

     We compete in multimedia branding business with a number of other companies. Many of these competitors have financial and other resources vastly exceeding those available to us. We cannot be sure that we will be successful in acquiring and developing profitable clients in the face of this competition.

Attempts to grow our business could have an adverse effect.

     Because of our small size, we desire to grow rapidly in order to achieve certain economies of scale. Although there is no assurance that this rapid growth will occur, to the extent that it does occur, it will place a significant strain on our financial, technical, operational and administrative resources. As we increase our services and enlarge the number of our clients, there will be additional demands on our financial, technical and administrative resources. The failure to continue to upgrade our technical, administrative, operating and financial control systems or the occurrence of unexpected expansion difficulties, including the recruitment and retention of certain employees, could have a material adverse effect on our business, financial condition and results of operations.

We have very limited financial resources and will require additional financing.

     To date, for our funding we have relied on investments by private investors and by borrowing funds from lenders.

     We expect our current cash in the bank of $6,793 at June 30, 2005 plus our issuance of a $350,000 Secured Promissory Note and loans from our executive officers to satisfy cash requirements for the next thirty to ninety days through December 27, 2005. Additionally, we have also engaged the firm of Westminster Securities Corp. to provide certain financial and business advice and to assist us in raising additional capital.

     We only have $44,379 in current assets, all of which was cash and cash equivalents, at September 30, 2004. Our total current liabilities, which include $1,676,998 in accrued compensation owed to Mr. Taylor and Mr. Coffey that was subsequently paid to Mr. Taylor and Mr. Coffey through the issuance to each of them of a warrant to purchase 2,230,000 shares of our common stock, at September 30, 2004, were $2,701,143. See Part I, Item 7 - Certain Relationships and Related Transactions for a description of the warrants issued to Mr. Taylor and Mr. Coffey as payment for the accrued salary owed to them.

     In order to effectively run our business, we will require additional working capital. We will seek to satisfy our future funding requirements through revenues generated through our operations, the proceeds of public or private offerings of our securities, or through loans from financial institutions or our stockholders. At the present time, we do not have any written or verbal commitments from any source of financing. Additional financing may not be available when needed or on terms acceptable to us. Unavailability of financing may result in delays in making capital expenditures that management believes are necessary to effectively operate our business and compete in our market. To the extent that we raise additional capital by issuing equity securities, your ownership interest would be diluted. Failure to raise additional capital is likely to impede us from continuing as a going concern.

Certain of our film and television assets that we license to third parties are subject to copyright protection that may expire in the near future. At that time, these assets will enter the public domain, and we will lose any value that we have in them.

     Certain of our assets, including our film and television recordings (as more fully described in Part I, Item I - Description of Business), that we license to third parties are protected by federally registered copyrights that were generally obtained in 1998. Copyright protection is finite and the copyright protection of these assets will expire in the future. Upon the expiration of copyright protection, these assets will enter the public domain and will be freely useable by the public without a license from us.

There is a limited market for our Common Stock, and an investor cannot expect to be able to liquidate his investment regardless of the necessity of doing so.

     The prices of our shares are highly volatile. During the six months prior to November 10, 2005, the market price of our stock as traded on the pink sheets had ranged from $.10 to $1.09. The variance in our stock price makes it extremely difficult to forecast with any certainty the price at which it may be bought or sold at anytime. The market price of our common stock could be subject to wide fluctuations as a result of factors that are out of our control, such as:

     o    actual or anticipated variations in our results of operations;
     o    naked short selling of our common stock and stock price manipulation;
          and
     o    general economic, political and market conditions.

     Due to the low price per share of our stock, many brokerage firms may not effect transactions and may not be willing to deal with our stock as it may not be economical for them to do so. This could have an adverse effect on developing and sustaining the market for our shares. In addition, there is no assurance that an investor will be in a position to borrow funds using our shares as collateral.

Our common stock is extremely illiquid, and investors may not be able to sell as much stock as they want at prevailing market prices.

     The daily trading volume of our common stock is often limited. If limited trading in our stock continues, it may be difficult for investors to sell their shares in the public market at any given time at prevailing prices.

As of November 10, 2005, 39,520,795 shares of our common stock on a fully diluted basis are restricted from immediate resale, but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

     39,520,795 shares of our common stock on a fully diluted basis, which consist of 13,053,295 shares of our common stock currently issued and outstanding, plus 15,867,500 shares of our common stock issuable upon exercise of outstanding warrants, plus 1,800,000 shares of our common stock issuable upon the conversion of outstanding convertible notes and 8,800,000 shares of our common stock issuable upon the conversion of shares of our Series A preferred stock currently issued and outstanding, are "restricted securities" as that term is defined under the Securities Act. Though not currently registered, these restricted securities may be sold in compliance with Rule 144 of the Securities Act or pursuant to a future registration statement. Rule 144 provides that a person holding restricted securities for a period of one year or more may, sell those securities in accordance with the volume limitations and other conditions of the rule. Sales made pursuant to Rule 144 or 144(k), or pursuant to a registration statement filed under the Securities Act, could result in significant downward pressure on the market price for our common stock.

Obtaining additional capital through the future sale of common stock and derivative securities will result in dilution of stockholder interests.

     We plan to raise additional funds in the future by issuing additional shares of common stock or securities that are convertible into common stock, such as convertible notes, options, warrants or convertible preferred stock. Any such sale of common stock or other securities will lead to further dilution of the equity ownership of existing holders of our common stock.

We do not intend to pay dividends to our stockholders, so you will not receive any return on your investment in our Company prior to selling your interest in the Company.

     We have never paid any dividends to our stockholders. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future. If we determine that we will pay dividends to the holders of our common stock, we cannot assure that such dividends will be paid on a timely basis. As a result, you may not receive any return on your investment prior to selling your shares in our company and, for the other reasons discussed in this "Risk Factors" section, you may not receive any return on your investment even when you sell your shares in our company.

Our common stock meets the definition of "penny stock" and is extremely illiquid, so investors may not be able to sell as much stock as they want at prevailing market prices.

     Our common stock is subject to additional disclosure requirements for penny stocks mandated by the Penny Stock Reform Act of 1990. The SEC Regulations generally define a penny stock to be an equity security that is not traded on the NASDAQ Stock Market and has a market price of less than $5.00 per share. Depending upon our stock price, we may be included within the SEC Rule 3a51-1 definition of a penny stock and have our common stock considered to be a "penny stock," with trading of our common stock covered by Rule 15g-9 promulgated under the Securities Exchange Act of 1934. Under this rule, broker-dealers who recommend such securities to persons other than established customers and accredited investors must make a special written disclosure to, and suitability determination for, the purchaser and receive the purchaser's written agreement to a transaction prior to sale. The regulations on penny stocks limit the ability of broker-dealers to sell our common stock and thus may also limit the ability of purchasers of our common stock to sell their securities in the secondary market. Our common stock will not be considered "penny stock" if our net tangible assets exceed $2,000,000 or our average revenue is at least $6,000,000 for the previous three years.

Employees

     We currently have eight full-time employees. In addition to our full-time employees, management expects to use consultants, attorneys and accountants as necessary, and will likely engage additional full-time employees so long as it is seeking and evaluating business opportunities. We also intend to use independent contractors to assist us in assessing business opportunities and to provide business advice on a regular basis.

Item 2.  Management's Discussion and Analysis or Plan of Operation

     The following discussion and analysis should be read in conjunction with the accompanying financial statements and the notes to those financial statements included elsewhere in this Form 10-SB. The following discussion includes forward-looking statements that reflect our plans, estimates and beliefs and involve risks and uncertainties. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this Form 10-SB.

     We have not had revenue during our previous two fiscal years ended September 30, 2004 and 2003 and during the nine months ended June 30, 2005.

Plan of Operation

     We have embarked on a plan to raise capital to launch our new business strategy. During the next 12 months we need to continue to raise capital to satisfy our cash requirements.

     We expect our current cash in the bank of $6,793 at June 30, 2005 plus our issuance of a $350,000 Secured Promissory Note and loans from our executive officers to satisfy cash requirements for the next thirty to ninety days through December 27, 2005. On August 30, 2005, we issued a Secured Promissory Note in the principal amount of $350,000 at 12% interest per annum to The Vantage Funds. The note is due and payable upon the earlier to occur of (i) seven days following the closing of a $4,000,000 equity financing or (ii) December 29, 2005. From March 2005 through September 2005, we raised $900,000 through the issuance of convertible secured promissory notes with an interest rate of 12% per annum. These notes are due and payable upon the occurrence of (i) 30 days following the closing of a $5,000,000 financing or (ii) 12 months after the issuance of the respective convertible note. We intend to issue an additional $100,000 worth of convertible secured promissory notes by October 31, 2005.

     On October 11, 2005, we raised $2.2 million in a Series A preferred stock financing the purpose of which was to acquire the Executive Media Network. To obtain working capital for the next 12 months through November 14, 2006, the New York investment banking firm of McKim & Company, LLC is assisting us in raising the balance of a $4-6 million financing. We have also engaged the firm of Westminster Securities Corp. to provide certain financial and business advice concerning our business. After we become a reporting company, it is anticipated that Westminster Securities will assist us in raising additional capital. Failure to raise additional capital is likely to impede us from continuing as a going concern. See Part II, Item 4. - Recent Sales of Unregistered Securities for additional information concerning our recent capital-raising activities.

     For each of the years from 2000 through 2004, EMN has averaged more than $_______ in annual gross revenues and more than $_______ in annual gross profits. For the year ended December 31, 2004, EMN had $_______ gross revenues and $_______ gross profit.

     To date we have entered into contracts with Sandy Ferreira, Pino Luongo and Mark Strausman, Chef Jacques Haeringer and Eric Villency. See Part I, Item 1 - Description of Business, Brands for additional information. We intend, through December 31, 2006, to build our clients' brands and market our clients' consumer products, under which we will share in several categories of revenue: television production and distribution, book publishing, and merchandising. We continue to pursue other potential clients to whom we desire to provide our brand integration services. We have also identified an expert in the field of marketing nostalgia-based libraries, and we have entered into an agreement with this individual to increase the licensing of our properties in the Library.

     We do not intend to purchase any significant property or equipment during the next 12 months. We currently have eight full-time employees. In addition to our full-time employees, we expect to continue to use consultants, attorneys and accountants as necessary and will likely engage additional full-time employees so long as it is seeking and evaluating business opportunities. We expect to add five new full-time employees to direct and manage certain operating activities including but not limited to production, branding and licensing.

Liquidity and Capital Resources

     We have suffered losses from operations and require additional financing. We will need to obtain additional capital through the sale of our common stock or other securities. Ultimately, we need to generate revenues and attain profitable operations.

     Cash and cash equivalents plus cash provided from the issuance of debt and common stock were used to fund operating and investing activities from October 1, 2003 through June 30, 2005.

     We recently sold $2.2 million in preferred stock to the Vantage Fund and used all of the proceeds to acquire Executive Media Network. We are in the process of raising the balance of a $4-6 million financing to provide working capital for the Company. In August 2005, we consummated a $350,000 bridge financing pursuant to which we issued a $350,000 secured promissory note at an interest rate of 12% per annum. From March 2005 through September 2005, we raised $900,000 through the issuance of convertible secured promissory notes with an interest rate of 12% per annum. See Part II, Item 4. - Recent Sales of Unregistered Securities for additional information concerning the above transactions.

     If the additional financing or arrangements cannot be obtained, we would be materially and adversely affected and there would be substantial doubt about our ability to continue as a going concern.

Off-Balance Sheet Arrangements

     We have no off-balance sheet arrangements.

Item 3.  Description of Property

     We rent office space located at 425 Madison Avenue, New York, New York 10017. Our offices are leased from a third party lessor under a ten-year lease ending in 2012. Under the lease, we are obligated to make annual payments in the aggregate as listed below.

     Years Ending September 30,              Amount
     --------------------------              ------
                2005                        $ 94,151
                2006                         115,380
                2007                         127,380
                2008                         127,380
                2009                         127,380
             Thereafter                      186,824


Item 4.  Security Ownership of Certain Beneficial Owners and Management

         As of November 10, 2005, we had a total of 29,288,295 shares of common stock and no shares of preferred stock issued and outstanding. The following table sets forth, as of November 10, 2005, the number of shares of common stock owned of record and beneficially by persons who beneficially own 5% or more of our outstanding common stock as well as the number of shares of common stock owned of record and beneficially by each of our officers and directors, and by our officers and directors as a group.

                                                     Number of Shares       Percent of Class
             Name and Address (1)                 Beneficially Owned (2)          Owned

             --------------------                 ----------------------          -----
Eve Krzyzanowski (3)                                    3,575,000                 11.3%
Donald C. Taylor (4)                                    5,244,224                 15.9%
Joseph J. Coffey (5)                                    5,458,258                 16.4%
Gerald M. Labush (6)                                    1,135,023                  3.8%
Michael S. Scofield (7)                                   250,000                     *
Gary Kucher (8)                                           254,000                     *
Sarah Frank (9)                                           250,000                     *
Brian Pussilano (12)                                    1,000,000                  3.4%
Susanne D. Jaffe                                                0                     *
James J. Cahill (13)                                      639,523                  2.2%
All directors and officers as a group (10 in
number) (3), (4), (5), (7), (8), (9), (12), (13)       16,558,528                40.99%
Jeffrey Leach (10)
   30 Springhill Road
   Randolph, NJ  07869                                  1,984,800                  6.8%
Endeavor Holdings, Inc.
   30 Broad Street, 34th Floor
   New York, NY  10004                                  1,731,575                  5.9%
Paul Whitehead (11)                                     1,875,000                  6.1%
The Vantage Fund (14)                                  10,075,000                 25.6%

                                       13

---------------

*      Indicates less than 1%.

(1) Unless otherwise indicated, the address of each of the persons listed above is the Company's address at 425 Madison Avenue, Penthouse, New York, New York 10017.

(2) The number of shares and the percentage of the class beneficially owned by each of the individuals and the entities above is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares such power with his spouse) with respect to all shares of capital stock listed as beneficially owned by such person or entity.

(3)  Includes (a) 1,500,000 shares of common stock held by Ms. Krzyzanowski, and
     (b) a warrant issued to Ms. Krzyzanowski pursuant to her employment agreement with us to purchase 2,000,000 shares of common stock at $.01 per share and, which may be exercised any time on or before November 17, 2014.
     (c) a warrant issued to Ms. Krzyzanowski as consideration for lending us $25,000 to purchase 25,000 shares of our common stock at $.56 per share, which may be exercised any time on or before September 28, 2010.

(4) Includes (a) a warrant issued to Mr. Taylor, which was subsequently assigned to The Taylor 1st Family Ltd. Partnership of which Mr. Taylor is the General Partner, pursuant to his employment agreement with us to purchase 1,500,000 shares of common stock at $.01 per share, which may be exercised any time before November 17, 2014, (b) a warrant issued to Mr. Taylor to purchase 2,230,000 shares of common stock at $.01 per share at any time on or before June 30, 2015, which warrant was subsequently assigned to The Taylor 1st Family Ltd. Partnership of which Mr. Taylor is the General Partner, and (c) 1,184,224 shares of common stock held by The Taylor 1st Family Ltd. Partnership of which Mr. Taylor is the General Partner. This total includes 330,000 shares of common stock, which were gifted by Mr. Taylor to members of his immediate and extended family. Mr. Taylor disclaims beneficial ownership of the common stock held by his immediate family members.

(5) Includes (a) a warrant issued to Mr. Coffey pursuant to his employment agreement with us to purchase 1,500,000 shares of common stock at $.01 per share, which may be exercised any time on or before November 17, 2014, (b) a warrant issued to Mr. Coffey pursuant to an agreement with us to purchase 2,230,000 shares of common stock at $.01 per share, which may be exercised any time on or before June 30, 2015, (c) eight warrants issued to Mr. Coffey as consideration for lending us $172,500 to purchase 172,500 shares of our common stock (as reported by Bloomberg) on the dates the corresponding promissory notes were issued (as more fully described in Item 7 - Certain Relationships and Related Transactions below) and (d) 1,555,758 shares of common stock individually held by Mr. Coffey.

(6) Includes (a) 135,023 shares of common stock held by Mr. Labush and (b) a warrant issued to Mr. Labush pursuant to his employment agreement with us to purchase 1,000,000 shares of common stock at $.01 per share, which may be exercised any time on or before November 18, 2014.

(7) Consists of a warrant issued to Mr. Scofield, a member of our Board of Directors, to purchase 250,000 shares of common stock at $.50 per share, which may be exercised any time on or before March 31, 2010.

(8) Consists of (a) a warrant issued to Mr. Kucher, a member of our Board of Directors, to purchase 250,000 shares of common stock at $.50 per share, which may be exercised any time on or before July 19, 2010 and (b) 4,000 shares of our common stock held by Mr. Kucher.

(9) Consists of a warrant issued to Ms. Frank, a member of our Board of Directors, to purchase 250,000 shares of common stock at $.50 per share, which may be exercised any time on or before July 19, 2010.

(10) Includes (a) 1,574,800 shares of common stock held by Mr. Leach, and (b) 110,000 shares of common stock held by a member of his immediate family. Also includes 300,000 shares of common stock gifted to the trusts of Mr. Leach's children, of which Mr. Leach is the trustee. Mr. Leach disclaims beneficial ownership of the common stock beneficially held by his immediate family members.

(11) Includes (a) a warrant issued to Mr. Whitehead pursuant to his employment agreement with us to purchase 1,500,000 shares of common stock at $.01 per share, which may be exercised any time on or before May 2, 2015 and (b) 375,000 shares of our common stock held by Mr. Whitehead.

(12) Consists of a warrant issued to Mr. Pussilano pursuant to his employment agreement with us to purchase 1,000,000 shares of common stock at $.50 per share, which may be exercised any time on or before October 21, 2015.

(13) Consists of 639,523 shares of our common stock held by Mr. Cahill, a member of our Board of Directors. Mr. Cahill is a Managing Member and the Chief Executive Officer of McKim and Company LLC, an NASD broker-dealer.

(14) Consists of (a) a warrant issued to The Vantage Fund pursuant to the Series A Preferred Stock Purchase Agreement to purchase 1,100,000 shares of our common stock at $.50 per share, which may be excercised at any time on or before October 11, 2010, (b) 8,800,000 shares of our common stock issuable upon conversion of the 220,000 shares of Series A preferred stock held by The Vantage Fund, which may be converted at any time at the option of the holder, and (c) a warrant issued to The Vantage Fund as part of the Bridge Financing to purchase 175,000 shares of our common stock at $.50 per share, which may be exercised at any time on or before August 29, 2010.

Change in Control

     We are unaware of any contract or other arrangement, the operation of which may, at a subsequent date, result in the change in control of the Company. The Company's by-laws have no provision that could delay a change in control of the Company.

Item 5.  Directors and Executive Officers, Promoters and Control Persons

     The directors and executive officers currently serving the Company are as follows:

          Name               Age                   Position and tenure
          ----               ---                   -------------------
Eve Krzyzanowski              54     Chief Executive Officer and Director
Donald C. Taylor              57     President, Chief Financial Officer,
                                     Vice Chairman, Director
Joseph J. Coffey              40     Chief Operating Officer, General Counsel
                                     and Director
Gerald M. Labush              58     Secretary
Michael Scofield              62     Chairman, Director
Gary Kucher                   41     Director
Sarah Frank                   59     Director
Brian T. Pussilano            60     President, Executive Media Network
Susanne D. Jaffe              62     Director
James J. Cahill               44     Director

Management

     The following identifies background information for our directors, officers and other key employees.

     Eve Krzyzanowski is our Chief Executive Officer and a member of our Board of Directors. She has served as CEO since January 2005 and as a member of our board since October 6, 2005. From February 2003, prior to her employment with us, Ms. Krzyzanowski provided branding consulting services through her solely owned company, Eve Video Enterprises. For four years until February 2003, she was Senior Vice President of Martha Stewart Omnimedia's (MSO) television operations. She served on MSO's Senior Executive Committee and supervised (Executive Producer) the production and distribution of Martha Stewart Living - a daily nationally syndicated program as well as three daily cable series and Martha Stewart's Public Television and CBS Holiday Specials.

     Ms. Krzyzanowski has held senior executive positions with P&L responsibility for twenty years. Her background includes marketing, merchandising and distribution, as well as television production.

     Prior to joining MSO, Ms. Krzyzanowski supervised the launching and creation of a $30 million business for the BBC in the United States. At the BBC, from 1991-1997, [she delivered] high program revenue, ratings, critical acclaim and awards by tailoring programs to the market and audience. During her BBC tenure, in addition to supervising the launching of a business to exploit the archive, Ms. Krzyzanowski produced programs for public television, The Discovery Networks and other cable networks, and developed ventures with Discovery, Time-Life Home Video, Reader's Digest, Dorling Kindersley and other strategic partners.

     Before contributing to BBC Worldwide America's operation, Ms. Krzyzanowski served as Financial News Network's head of programming from 1986-1990. FNN later evolved into CNBC, the financial cable network. She also has been an executive and producer at ABC, NBC and CBS.

     Ms. Krzyzanowski has received multiple Emmys, numerous awards, and was selected as a "Luminary of the 20th Century" in financial journalism for her role in developing Financial News Network. She has produced and overseen over 10,000 hours of television.

     Donald C. Taylor is our President, Chief Financial Officer and Vice Chairman of the Board of Directors. He has been President since September 2000, was appointed Chief Financial Officer in January 2005 and has been a member of our board since November 2001. After graduation from college in 1970, Mr. Taylor worked as a staff accountant for a CPA firm. In 1972, Mr. Taylor became a Special Agent with the U.S. Treasury Department - Intelligence Division and after completing his government service, worked as a consultant to law firms until 1992. From 1992 through August 2000, he was President of Group III Capital, Inc. in New York, a merchant banking firm which he formed and which raised debt and equity financing for the firm's clients.

     Joseph J. Coffey is our Chief Operating Officer, General Counsel and a member of our Board of Directors. He has been our General Counsel since August 2000, was appointed our Chief Operating Officer in January 2005 and recently rejoined our board on October 6, 2005. Mr. Coffey was a member of our board from August 2000 through August 2004. From 1993 to 1996, Mr. Coffey served in Buenos Aires, Argentina as International Business Consultant to one of the most prominent law firms in Argentina. During his three years in Latin America, Mr. Coffey advised international clients on the aspects of doing business in Argentina. These clients included GE Capital, for whom Mr. Coffey provided consulting services on its purchase of Argentina's largest credit card servicing company; British Gas, for whom Mr. Coffey negotiated its merger with two Argentine construction companies for the service of Argentina's recently privatized gas industry; and IMPSAT, one of South America's leading media conglomerates for whom Mr. Coffey provided consulting services related to its expansion to the United States. Mr. Coffey is fluent in Spanish.

     In April 1996, Mr. Coffey joined Mr. Taylor at Group III Capital, Inc., which raised debt and equity financing, placed executive management, and provided other management and legal consulting services to the firm's clients. Mr. Coffey was employed with Group III Capital, Inc. until August 2000 when he joined the Company.

     Gerald M. Labush is our Secretary. He has been our Secretary since August 2004 and served on our board from February 2002 through October 2005. Mr. Labush has practiced law in New York City for over 30 years and is an expert lecturer on ethics. He also served in the District Attorney's Office for New York County. Since August 2000 through the present, Mr. Labush has practiced law in his capacity as the principal of the Law Office of Gerald Labush.

     Michael Scofield is Chairman of our Board of Directors. He has held this position since March 2005. Mr. Scofield currently is, and has been during the last five years, the Chairman of the Board of Evergreen Funds, one of America's 20 largest mutual fund families. Mr. Scofield's oversight of the funds started in 1984 while he was practicing law at Wardlow, Knox, Freeman & Scofield in Charlotte, North Carolina, when the fund group had only one fund. During the last five years, Mr. Scofield also has practiced law as a sole practitioner. Today Mr. Scofield oversees 90 funds with more than $110 billion in assets under management.

     Mr. Scofield graduated from North Carolina State in 1965 with a BA and received his law degree from the Duke University School of Law in 1968. After graduating from law school, he taught pre-law classes at the University of North Carolina at Ashville from 1968 through 1970. After a tenure with the U.S. Attorney General's office as a federal prosecutor, he entered private practice in 1979.

     Sarah Frank has been a member of our Board of Directors since June 2005 and is a member of the Supervisory Board of Vivendi Universal. Sarah Frank brings over 30 years of production, distribution and management experience in the United States and international television industry to the Board of Branded Media Corporation.

     From 1990 to 1997, Ms. Frank was President and CEO of BBC Worldwide Americas where she lead the company's growth into a diversified media organization, with revenue growth from $9 million to over $80 million. Ms. Frank increased the prominence of BBC's name within the industry as well as among consumers, resulting in increased BBC brand recognition and value through its television co-productions and program syndication; original productions based on BBC content; library film footage sales; consumer products in home video, books, audio tapes; character licensing and merchandising; and the marketing of educational videos. From January through August 2000, Ms. Frank was CEO of Skoodles, which provided internet content for children. From August 2001 through October 2002, Ms. Frank was Vice President, Education, for Thirteen/WNET/NY, a Public Broadcasting service station. Between her employment with Skoodles and Thirteen/WNET/NY and following her employment with Thirteen/WNET/NY through the present, Ms. Frank has provided media consulting services.

     Gary Kucher is a member of our Board of Directors. He has held this position since June 2005. Mr. Kucher became CEO of Manex Entertainment Inc. in November 2000 which, through its operating divisions and subsidiaries, operated full service facilities in Los Angeles and the former Naval Air Station in Alameda, California that accommodated feature film, television, commercial and event productions with visual effects, post production, a complete range of proprietary and non-proprietary rental equipment and full service production offices, studios and stage space. In January of 2001, he also became Chairman of the Board of Directors and served in both capacities until departing his positions with Manex Entertainment in November 2004. Prior to joining Manex Entertainment in November 2000, Mr. Kucher was CEO of Gary Player Golf.com an internet based golf apparel and equipment retail company.

     Manex Entertainment, through several wholly owned subsidiaries, developed the extraordinary effects that won Academy Awards(R) for Polygram's "What Dreams May Come" and Warner Bros.' "The Matrix." Manex Entertainment also won The 2002 Best Experimental Short Subject award at the New York Film and Video Festival for its production "Seriality." In October 2003, Manex Entertainment presented a concert to benefit the Mercer County Film and Performing Arts Commission featuring Luciano Pavarotti at the Sovereign Bank Arena in Trenton, New Jersey. Mr. Kucher has provided advisory services or interim management to both private and public companies in numerous engagements. Also in 2003, Mr. Kucher received visual effects screen credit for the blockbuster hits "The Matrix Reloaded" and "The Matrix Revolutions."

     Brian Pussilano is the President of EMN, our wholly owned subsidiary. He has been an employee of ours since October 21, 2005 following our acquisition of EMN. Prior to joining the Company, Mr. Pussilano served as President of EMN since 1998. As President of EMN, he is responsible for all strategic activities and manages the sales activities of EMN. He also has primary responsibility for expanding and maintaining the relationships with the major airline companies. Mr. Pussilano has over 30 years of advertising media experience. His background includes sales and sales management positions in broadcast media, as well as P&L management responsibilities with some of the industry's leading broadcast firms. Mr. Pussilano's career included positions with ABC, CBS, Hubbard Broadcasting and Univision.

     Susanne D. Jaffe is a member of our Board of Directors and chair of our audit committee. She is also the audit committee's financial expert. She has held these positions since October 2005. Ms. Jaffe is also President of S.D.J. Associates, a pension fund consulting business. She has held this position since 1997. Prior to this, she served as a managing director of Hamilton & Company, a pension fund advisor to large institutions from 1994 through 1996. Ms. Jaffe was also a managing director of Angelo Gordon & Co., a money management firm that specializes in arbitrage, bankruptcies and distressed real estate investments from 1985 through 1993. She was formerly Deputy Comptroller of New York State from 1983 through 1985 and served as a trustee of the U.S. Social Security and Medicare Trust Funds. And she was a partner of Century Capital Associates, a hedge fund, from 1971-1981. She currently serves on the board of Directors of Axel Johnson Inc., Research Corporation and the American Jewish Committee. She is a former member of the Board of Olin Corporation. In addition, Ms. Jaffe is a member of ArtTable and serves on the board of the Smithsonian Archives of American Art. She also collects studio glass art. Ms. Jaffe graduated from the University of Pennsylvania in 1965 with a bachelor of arts degree in Art History and studied for her masters in Art History at the Institute of Fine Arts at New York University.

     James J. Cahill is a member of our Board of Directors and has served on our board since October 2005. Mr. Cahill has also been a Managing Member of Stellar McKim LLC since 2004 and a Managing Member of McKim & Company LLC since 1998. In addition, Mr. Cahill serves as a Director of McKim & Company LLC. Mr. Cahill has worked in the financial services industry for the past 20 years as an investment banker or investment portfolio manager. Prior to founding McKim & Company in 1998, Mr. Cahill was a Managing Director and Principal of MFR Securities, Inc. At MFR Securities, he managed all aspects of the firm, including directing its investment banking services, while maintaining regulatory compliance with the NASD. Previously, Mr. Cahill was a Managing Director of Investment Banking and a participant in the 1995 recapitalization of Laidlaw Global Securities. At Laidlaw, Mr. Cahill was a lead banker for both public and private financings as well as mergers & acquisitions, including the firm's principal acquisitions. Prior to Laidlaw, Mr. Cahill was a portfolio manager at TIAA-CREF and previously an investment banker at Goldman Sachs & Co. Mr. Cahill received a B.A. from Boston College and a Masters in Management from the Kellogg Graduate School of Management at Northwestern University. Mr. Cahill currently serves on the boards of Brightstar Information Technology Group, Inc. and Stellar Advisors, Inc. (a registered investment advisor) both of which are reporting entities. Mr. Cahill is a licensed principal with the National Association of Securities Dealers, Inc. and holds Series 7, 24, 51 and 63 licenses.

Audit Committee and Audit Committee Financial Expert

     Our audit committee is comprised of three independent directors, Suzanne Jaffe, Sarah Frank, and Gary Kucher. Ms. Jaffe is the chairperson of the audit committee and the audit committee's qualified independent financial expert.

Item 6.  Executive Compensation

     The following table provides information for our fiscal years ended September 30, 2002, 2003 and 2004, respectively, concerning cash and noncash compensation paid or accrued by the Company the two persons who served as executive officers during those years.

                                        Annual Compensation                    Long-Term Compensation Awards
                                    ---------------------------   ----------------------------------------------------
                                                                            Awards                      Payout
                                                                  ------------------------     -----------------------
                                                                                Securities
                                      ($)       ($)       ($)          ($)      Underlying
  Name and Principal                                              Restricted    Options &      LTIP         All Other
       Position            Year     Salary     Bonus     Other      Awards       SARs (#)      Payout     Compensation
--------------------       ----    --------    -----     -----    ----------    ----------     ------     ------------

Donald Taylor(1)(3)        2004    $222,000    None      None         None          (1)          None         None
President                  2003    $222,000
                           2002    $208,281

Joseph Coffey(2)(3)        2004    $222,000    None      None         None          (2)          None         None
General Counsel            2003    $222,000
                           2002    $208,281

--------------

(1) Mr. Donald Taylor, our President, and Chief Financial Officer, has not been paid compensation since September 2000, but has accrued unpaid salary for fiscal years 2001, 2002, 2003, and 2004. On June 30, 2005, we issued Mr. Taylor a warrant for 2,230,000 shares of common stock in payment of $892,000 of debt we owed Mr. Taylor as a result of accrued salary from August 30, 2000 through December 31, 2004. The warrant is exercisable at $.01 per share at any time on or before June 30, 2015.

(2) Mr. Joseph Coffey, our Chief Operating Officer and General Counsel, has not been paid compensation since September 2000, but has accrued unpaid salary for fiscal years 2001, 2002, 2003, and 2004. On June 30, 2005, we issued Mr. Coffey a warrant for 2,230,000 shares of common stock in payment of $892,000 of debt we owed Mr. Coffey as a result of accrued salary from August 30, 2000 through December 31, 2004. The warrant is exercisable at $.01 per share at any time on or before June 30, 2015.

(3) We entered into employment agreements, which were effective January 1, 2005, with Eve Krzyzanowski, Donald Taylor, Joseph Coffey and Gerald Labush. Under their respect agreements, (1) Mr. Krzyzanowski receives a base salary in fiscal year 2005 of $300,000 and received a warrant to purchase 2,000,000 shares of our common stock, (2) Mr. Taylor receives a base salary of $225,000 and received a warrant to purchase 1,500,000 shares of our common stock, (3) Joseph Coffey receives a base salary of $225,000 and received a warrant to purchase 1,500,000 shares of our common stock, and (4) Mr. Labush receives a base salary of $60,000 and received a warrant to purchase 1,000,000 shares of our common stock. On October 21, 2005, we entered into an employment agreement with Brian Pussilano, who receives a base salary of $300,000 and received a warrant to purchase 1,000,000 shares of our common stock. These agreements and the warrants issued pursuant to them are described more fully below in Part I, Item 7 - Certain Relationships and Related Transactions.

                        Option Grants in Last Fiscal Year

     The following table provides certain summary information concerning individual grants of stock options made to the named executive officers identified above during the last fiscal year, which ended September 30, 2004.

                              Option Grants In Fiscal Year September 30, 2004
---------------------------------------------------------------------------------------------
                      Number of
                     Securities         % of Total Options
                     Underlying            Granted to           Exercise
                      Options           Employees in Fiscal      Price
    Name             Granted (#)                Year            ($/Share)     Expiration Date
---------------      -----------        --------------------    ---------     ---------------
Donald Taylor             0                     0%                 n/a              n/a
Joseph Coffey             0                     0%                 n/a              n/a


Employment Agreements

     In November 2004, we entered into employment agreements, effective January 1, 2005, with each of Eve Krzyzanowski, our Chief Executive Officer, Donald Taylor, our President and Chief Financial Officer, Joseph Coffey, our Chief Operating Officer and General Counsel, and Gerald Labush, our Secretary. On October 21, 2005 we entered into an employment agreement with Brian Pussilano, President of Executive Media Network, our wholly-owned subsidiary. These agreements are described below in Part I, Item 7 - Certain Relationships and Related Transactions.


Compensation of Directors

     All independent directors are reimbursed for out-of-pocket expenses in connection with attendance at Board of Directors' and/or committee meetings. The current non-employee directors, except for Suzanne Jaffe and James Cahill, also were issued warrants at the beginning of their respective terms as members of our board. We intend to issue Ms. Jaffe and Mr. Cahill each a warrant to purchase 250,000 shares of our common stock before the next meeting of our Board of Directors. Additionally, the independent directors are paid $1,000 per day while attending our board meetings. See Part I, Item 7 - Certain Relationships and Related Transactions for a summary of those issuances.

Stock and Benefit Plan

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by us for the benefit of our officers, directors, employees or consultants.

Item 7.  Certain Relationships and Related Transactions


Agreements with our Executive Officers

     On October 21, 2005, we entered into an employment agreement with Brian Pussilano, President of EMN, our wholly-owned subsidiary. This agreement has a three-year term commencing on October 21, 2005. Pursuant to the agreement, Mr. Pussilano's compensation includes a base salary of $300,000 per year with a $50,000 increase in salary each year during the employment term and an annual bonus based on an annual cash flow projection for EMN to be agreed upon by our board and Mr. Pussilano. In a given year, if EMN achieves the projected cash flow, Mr. Pussilano is entitled to receive a bonus equal to his base salary for that year. If EMN's actual cash flow for a given year is above or below the projected cash flow, Mr. Pussilano's bonus shall be adjusted proportionately, but in any event Mr. Pussilano's bonus will not be less than 10% of his salary for a given year. Under the agreement, Mr. Pussilano is entitled to receive certain payments and acceleration of all unvested options (in certain circumstances) upon certain events including a change of control, termination for cause, termination without cause and termination for good reason. Mr. Pussilano is also entitled to participate in our employee incentive stock option plan and the profit sharing, retirement, medical and other benefits we offer to our senior executives and key management at the time if and when we implement these plans. In accordance with Mr. Pussilano's employment agreement, we issued Mr. Pussilano a warrant to purchase 1,000,000 shares of our common stock at a price of $.50 per share. The warrant may be exercised any time on or before October 21, 2015. The above is only a summary of terms of the employment agreement and is qualified by reference to the actual agreement, which is filed as an exhibit to this amended registration statement.

     As part of our acquisition of EMN, on October 21, 2005, we issued a promissory note in the principal amount of $350,000 with an interest rate of 8% to Mr. Pussilano, President of EMN, our wholly owned subsidiary, and an employee of ours. The maturity date of the note is November 15, 2005. If we do not pay the principal and interest due under the note on the maturity date and if nonpayment continues for three days after demand by Mr. Pussilano, the note will accrue default interest of 1% per month. Further, the maturity date will be extended and for so long as the amounts due under the note are not paid, Mr. Pussilano is entitled to receive 50% of the net cash flow of EMN until the note is paid. If the outstanding principal and interest is not paid by March 1, 2006, Mr. Pussilano may demand payment of all amounts due under the note at any time.

     During August and September 2005, pursuant to eight non-interest bearing promissory notes, payable on demand, we borrowed an aggregate principal amount of $172,500 from Joseph Coffey, our Chief Operating Officer, General Counsel, and a member of our board. As consideration for lending us $172,500, on October 6, 2005 we issued Mr. Coffey eight warrants to purchase 172,500 shares of our common stock at the closing price per share of our common stock (as reported by Bloomberg) on the dates each of the foregoing notes were issued. The warrants may be exercised any time on or before September 28, 2010. As of August 30, 2005, we had repaid $97,500 of the outstanding principal under the notes.

     On August 1, 2005, pursuant to a non-interest bearing promissory note, payable on demand, we borrowed $25,000 from Eve Krzyzanowski, our Chief Executive Officer and a member of our board. As consideration for lending us $25,000, on October 6, 2005, we issued a warrant to Ms. Krzyzanowski a warrant to purchase 25,000 shares of our common stock at $.56 per share. The warrant is exercisable at any time on or before September 28, 2010.

     On June 30, 2005, we agreed to grant to each of Mr. Taylor and Mr. Coffey warrants to purchase 2,230,000 shares of our common stock as payment of the $892,000 of accrued salary owed to each of Mr. Taylor and Mr. Coffey. The warrants may be exercised at a price of $.01 per share at any time on or before June 30, 2015.

     On June 24, 2005, Charles Novitz, who is the spouse of Ms. Krzyzanowski, our Chief Executive Officer and a member of our Board of Directors, participated as an investor in the convertible note private placement more fully described in
Part II, Item 4 - Recent Sales of Unregistered Securities. Mr. Novitz participated for $50,000 on the same terms and conditions as the other investors in the convertible note private placement.

     On November 18, 2004, we entered into an employment agreement with Donald Taylor, our President, CFO and the Vice Chairman of our Board of Directors. This agreement has a four-year term commencing on January 1, 2005. Pursuant to the agreement, Mr. Taylor's compensation includes a base salary of $225,000 per year with a $50,000 increase in salary each year during the employment term and an annual bonus to be determined by our board in an amount not less than 10% of his salary for a given year. Under the agreement, Mr. Taylor is entitled to receive certain payments and acceleration of all unvested options (in certain circumstances) upon certain events including a change of control, termination for cause, termination without cause and termination for good reason. Mr. Taylor is also entitled to participate in our employee incentive stock option plan and the profit sharing, retirement, medical and other benefits we offer to all our employees at the time if and when we implement these plans. In accordance with Mr. Taylor's employment agreement, we issued Mr. Taylor a warrant to purchase 1,500,000 shares of our common stock at a price of $.01 per share. The warrant may be exercised any time on or before November 17, 2014. The above is only a summary of the terms of the employment agreement and is qualified by reference to the actual agreement which was filed with the original registration statement on Form 10-SB as filed with the SEC on October 3, 2005.

     On November 18, 2004, we entered into an employment agreement with Joseph Coffey, our Chief Operating Officer, General Counsel and a member of our Board of Directors. This agreement has a four-year term commencing on January 1, 2005. Pursuant to the agreement, Mr. Coffey's compensation includes a base salary of $225,000 per year with a $50,000 increase in salary each year during the employment term and an annual bonus to be determined by our board in an amount not less than 10% of his salary for a given year. Under the agreement, Mr. Coffey is entitled to receive certain payments and acceleration of all unvested options (in certain circumstances) upon certain events including a change of control, termination for cause, termination without cause and termination for good reason. Mr. Coffey is also entitled to participate in our employee incentive stock option plan and the profit sharing, retirement, medical and other benefits we offer to all of our employees at the time if and when we implement these plans. In accordance with Mr. Coffey's employment agreement, we issued Mr. Coffey a warrant to purchase 1,500,000 shares of our common stock at a price of $.01 per share. The warrant may be exercised any time on or before November 17, 2014. The above is only a summary of the terms of the employment agreement and is qualified by reference to the actual agreement which was filed with the original registration statement on Form 10-SB as filed with the SEC on October 3, 2005.

     On November 18, 2004, we entered into an employment agreement with Gerald Labush, our Secretary. This agreement has a four-year term commencing on January 1, 2005. Pursuant to the agreement, Mr. Labush's compensation includes a base salary of $60,000 per year with a $10,000 increase in salary each year during the employment term and an annual bonus to be determined by our board in an amount not less than 10% of his salary for a given year. Under the agreement, Mr. Labush is entitled to receive certain payments and acceleration of all unvested options (in certain circumstances) upon certain events including a change of control, termination for cause, termination without cause and termination for good reason. Mr. Labush is also entitled to participate in our employee incentive stock option plan and the profit sharing, retirement, medical and other benefits we offer to all of our employees at the time if and when we implement these plans. In accordance with Mr. Labush's employment agreement, we issued Mr. Labush a warrant to purchase 1,000,000 shares of our common stock at a price of $.01 per share. The warrant may be exercised any time on or before November 18, 2014. The above is only a summary of the terms of the employment agreement and is qualified by reference to the actual agreement which was filed with the original registration statement on Form 10-SB as filed with the SEC on October 3, 2005.

     On November 18, 2004, we entered into an employment agreement with Eve Krzyzanowski, our Chief Executive Officer and a member of our board. This agreement has a four-year term commencing on January 1, 2005. Pursuant to the agreement, Ms. Krzyzanowski's compensation includes a base salary of $300,000, which increases by $100,000 per year during the employment term, and an annual bonus to be determined by our board in an amount not less than 10% of her salary for a given year. Under the agreement, Ms. Krzyzanowski is entitled to receive certain payments and acceleration of all unvested options (in certain circumstances) upon certain events including a change of control, termination for cause, termination without cause and termination for good reason. Ms. Krzyzanowski is also entitled to participate in our employee incentive stock option plan and the profit sharing, retirement, medical and other benefits we offer to all of our employees at the time if and when we implement these plans. In accordance with the terms of Ms. Krzyzanowski's employment agreement, we issued Ms. Krzyzanowski a warrant to purchase 2,000,000 shares of our common stock at a price of $0.01 per share. The warrant may be exercised at any time on or before November 17, 2014. The above is only a summary of the terms of the employment agreement and is qualified by reference to the actual agreement which was filed with the original registration statement on Form 10-SB as filed with the SEC on October 3, 2005.

     On July 29, 2004, we issued 1,500,000 shares of our common stock to Ms. Krzyzanowski, our Chief Executive Officer, in consideration for advisory services she provided to us in 2003 and 2004 prior to becoming our Chief Executive Officer.

     On March 18, 2002, we borrowed $43,333 from Mr. Coffey pursuant to a 21% per annum interest bearing promissory note, payable on demand. As of June 30, 2005, the note had accrued interest of $34,190.

     On June 21, 1998, we borrowed $50,000 from Donald Taylor pursuant to a 12% per annum interest bearing promissory note, payable on demand. As of June 30, 2005, the accrued interest on the note plus bonus interest for forbearance of the loan was $64,600.

     We have borrowed $52,309 from Group III Capital, Inc. pursuant to a non-interest bearing open credit arrangement between Group III Capital and us. Mr. Coffey and Mr. Taylor each owns 50% of Group III Capital, Inc.

Agreements with our Directors

     We issued warrants to each of our non-employee independent board members, except Suzanne Jaffe and James Cahill, at the beginning of their respective terms to purchase 250,000 shares of our common stock under the following terms. We intend to issue Ms. Jaffe and Mr. Cahill each a warrant to purchase 250,000 shares of our common stock before the next meeting of our Board of Directors. On July 19, 2005, we issued a warrant to Gary Kucher to purchase 250,000 shares of common stock at $.50 per share, at any time on or before July 19, 2010. On July 19, 2005, we issued a warrant to Sarah Frank to purchase 250,000 shares of common stock at $.50 per share, at any time on or before July 19, 2010. On March 31, 2005, we issued a warrant to Michael Scofield to purchase 250,000 shares of common stock at $.50 per share, at any time on or before March 31, 2010. In addition to paying the independent directors actual expenses incurred with their duties as members of our board, we also pay them $1,000 per day while they are attending our board meetings.

Agreement with a Beneficial Owner

     On December 31, 2004, we issued a promissory note to Iliad, Inc., which obligates us to pay Iliad, Inc. $103,433.99 on or before September 1, 2005. Paul Whitehead, one of our employees and a 5% beneficial owner. The note is non-interest bearing.

Item 8.  Description of Securities

     We are authorized to issue 500,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value. As of November 10, 2005, we had issued and outstanding a total of 29,288,295 shares of common stock and 220,000 shares of preferred stock.

Common Stock

     Holders of the common stock are entitled to one vote for each share held by them of record on our books in all matters to be voted on by the stockholders. Holders of common stock are entitled to receive dividends as may be legally declared from time to time by the Board of Directors, and in the event of our liquidation, dissolution or winding up, to share ratably in all assets remaining after payment of liabilities. Declaration of dividends on common stock is subject to the discretion of the Board of Directors and will depend upon a number of factors, including our future earnings, capital requirements and financial condition. We have not declared dividends on our common stock in the past and we currently anticipate that retained earnings, if any, in the future will be applied to our expansion and development rather than the payment of dividends.

     The holders of common stock have no preemptive or conversion rights and are not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

     Shares of preferred stock may be issued from time to time in one or more series, as may be determined by the Board of Directors. The Board shall establish the voting powers, preferences and the relative rights of each such series and the qualifications, limitations and restrictions.

     We have designated 600,000 shares of preferred stock as Series A preferred stock (the "Series A Preferred Stock"). The holders of Series A Preferred Stock are entitled to dividends at the rate of 10% of the Series A Preferred Stock purchase price per share, which was $10.00, as adjusted to reflect any stock split, stock dividend, combination, reclassification or reorganization. The holders of Series A Preferred Stock have a liquidation preference of an amount equal to one and one-half times the purchase price over the holders of common stock. The liquidation preference will be secured by a first priority position on 100% of the common stock of Executive Media Network. Any transaction or series of transactions which results in a change of control is deemed to be a liquidation, dissolution or winding up. Each share of Series A Preferred Stock is convertible, any time at the option of the holder, into forty shares of our common stock at an equivalent rate of $.25 per share of common stock. Each share of Series A Preferred Stock shall be automatically converted into forty shares of common stock upon the closing of a private offering of securities for a total offering of not less then $10,000,000, so long as all common stock is trading on a listed exchange, at an equivalent rate of $.25 per share of common stock. The holders of the Series A Preferred Stock have the right to elect one of the members of our Board of Directors and they elected James Cahill. The holders of Series A Preferred Stock are entitled to vote on an "as converted to common stock" basis with the holders of common stock together as one class on all matters to be voted upon by the holders of common stock except in certain cases and as required by law. The holders of Series A Preferred Stock also enjoy certain protective provisions. The conversion price of the Series A Preferred Stock will be subject to weighted average anti-dilution protection with the exception of certain issuances of securities by us. Commencing on the fifth anniversary of the closing of the initial purchase of the Series A Preferred stock, we are obligated to redeem the Series A Preferred Stock in three equal annual installments if requested by the holders holding at least 50% of the then outstanding shares of Series A Preferred Stock. The redemption price will be the original issuance price plus all accrued and unpaid dividends. The above is a summary of the terms of the Series A Preferred Stock and is qualified by reference to the Certificate of Designations, which is filed as an exhibit to this amended registration statement.

Change of Control

     There exists no provision in our articles of incorporation or our bylaws that would delay, defer or prevent a change in control of the Company.

Transfer Agent

     American Stock Transfer & Trust Company is our transfer agent.

Additional Information

     This registration statement, including all exhibits, may be inspected without charge at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 and at the SEC's regional offices located at the Woolworth Building, 233 Broadway, New York, New York 10279. Copies of these materials may also be obtained from the SEC's Public Reference at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, upon the payment of prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement, including all exhibits and schedules and amendments, has been filed with the SEC through the Electronic Data Gathering, Analysis and Retrieval system, and is publicly available through the SEC's Website located at http://www.sec.gov. Additional information may be obtained from our website at www.brandedmedia.com.



PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Market Information

     Our common stock is quoted on the Pink Sheets under the symbol "BMCP" and has been traded on the Pink Sheets since October 21, 2004. For the periods indicated, the following table sets forth the high and low bid prices per share of common stock as reported by Pink Sheets LLC. These prices represent inter-dealer quotations without retail markup, markdown, or commission and do not represent actual transactions.

     Fiscal Year Ended
    September 30, 2005            High Bid            Low Bid
    ------------------            --------            -------

    Fourth Quarter                  $.85                $.25
    Third Quarter                   $.91                $.10
    Second Quarter                 $2.00                $.45
    First Quarter                  $2.70               $2.20

     There is a very limited trading market for shares of our common stock. There is no assurance that a trading market will continue. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions, including an exception for a company that has a tangible net worth of at least $2,000,000. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer also must deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) includes confirmation that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     We intend to apply for listing on the NASD OTC Bulletin Board immediately. To qualify for listing on the NASD OTC Bulletin Board, an equity security must have at least one registered broker-dealer, known as a market maker, willing to list bid or sale quotations and to sponsor the company for listing on the Bulletin Board. There is no assurance concerning when - or if at any time - our common stock will be listed on the NASD OTC Bulletin Board. Because our stock will not be quoted on the Nasdaq SmallCap Market at this time, a stockholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our securities.


Dividends

     We have not paid any dividends to date, and have no plans to do so in the immediate future.


Holders

     As of November 10, 2005, there were approximately [307] record owners of Branded Media Corporation's common stock.

Item 2.  Legal Proceedings

     The Company is not party to any legal proceeding, nor is any of its property the subject of a pending legal proceeding, and there is no litigation anticipated or contemplated as of the date of this Registration Statement.

Item 3.  Changes in and Disagreements with Accountants

     On December 23, 2004, we engaged Friedman LLP to act as our principal accountant to audit our financial statements. During our two most recent fiscal years, and any subsequent interim period prior to engaging Friedman LLP, neither we nor anyone acting on our behalf, consulted Friedman LLP, regarding the application of accounting principles to a contemplated or proposed transaction, the type of audit opinion that might be rendered on our financial statements or any matter that was either the subject of a disagreement or a reportable event, each as defined in Regulation S-B 304(a)(1).

Item 4.  Recent Sales of Unregistered Securities

     The following summarizes the securities sold by us since September 27, 2002. All securities were sold for cash unless otherwise noted. We engaged in no public solicitation in the offer or sale of the securities. These transactions did not involve brokerage fees or commissions.

Series A Preferred Stock Financing

     On October 11, 2005, we completed the sale of 220,000 shares of our Series A preferred stock to The Vantage Fund, an accredited investor, for an aggregate purchase price of $2,200,000 or $10 per share of Series A preferred stock. The Series A preferred stock is convertible into shares of common stock at an equivalent rate of $.25 per share of common stock into 8,800,000 shares of common stock. The Vantage Fund received certain registration rights in conjunction with its purchase of the Series A preferred stock. The above is a summary of some of the terms of the Series A preferred stock and is qualified by reference to the Certificate of Designations, which is filed as an exhibit to this amended registration statement. In conjunction with the Series A preferred stock financing, we issued to The Vantage Fund a warrant to purchase 1,100,000 shares of our common stock at an exercise price of $.50 per share. The warrant is exercisable at any time on or before October 11, 2010. Pursuant to the warrant, The Vantage Fund received certain registration rights.

     To facilitate the Series A preferred stock financing, we retained McKim and Company, LLC, which we refer to herein as "McKim," to provide certain financial advisory services, including identifying potential investors, pursuant to an agreement dated August 1, 2005. As compensation, McKim is to receive from us (a) a cash fee equal to $176,000 or 8% of the money raised, which was $2,200,000, and (b) a warrant to purchase 880,000 shares of our common stock at a price of $.2625 per share.

     The Vantage Fund and McKim are accredited investors as defined under the Securities Act of 1933. Additionally, we did not engage in any public advertising or general solicitation in connection with this private placement. The issuances constituting this private placement were, and to be, made pursuant to both Sections 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D.

Bridge Financing

     On August 30, 2005, we issued a Secured Promissory Note in the principal amount of $350,000, with interest at 12% per annum, to The Vantage Fund. We refer herein to this transaction as the "Bridge Financing." The note is secured by our assets, including our film, television and music library, and is due and payable upon the earlier to occur of (i) seven days following the closing of a $4,000,000 equity financing or (ii) December 29, 2005. We may redeem the note at any time. In conjunction with the Bridge Financing, we issued to The Vantage Fund a warrant to purchase 175,000 shares of our common stock at an exercise price of $.50 per share. The warrant is exercisable at any time on or before August 29, 2010. Pursuant to the warrant, The Vantage Funds received certain registration rights. The Vantage Funds is an accredited investor as defined under the Securities Act of 1933, and we did not engage in any public advertising or general solicitation in connection with the Bridge Financing. The issuance made pursuant to the Bridge Financing was made pursuant to both Sections 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D.

Convertible Note Offering

     From March 2005 through September 2005, we issued secured convertible promissory notes in the aggregate principal amount of $900,000. The convertible notes have an interest rate of 12%, are secured by our film, television and music library, and are due and payable upon the occurrence of either of the following events: (i) 30 days after the closing of a $5 million financing or
(ii) 12 months after the issuance of the respective convertible note. At any time prior to payment by us of the outstanding principal and interest under the convertible notes, all or any portion of the then outstanding balance of principal and interest under the notes may be converted into shares of common stock at $.50 per share. In conjunction with this private placement, each convertible note holder received a warrant exercisable into one share of common stock for each $2 of the face amount of the convertible note purchased. Each warrant is exercisable on or before the fifth anniversary of the warrant's issuance. Each convertible note purchaser also received certain anti-dilution protection under the note and warrant together with registration rights pursuant to a registration rights agreement for the shares of common stock issuable upon conversion of the convertible note and upon exercise of the warrant.

     To facilitate the convertible note private placement, we retained McKim and Company, LLC, which we refer to herein as "McKim," to provide certain financial advisory services, including identifying potential investors, pursuant to an agreement dated April 13, 2005. As compensation, McKim is to receive from us (a) a cash fee equal to $90,000 or 10% of the money raised, which was $900,000, from investors identified by McKim, and (b) a warrant to purchase 10% of the number of shares of common stock into which the convertible notes sold to investors identified by McKim is convertible, with the warrant exercisable at 105% of the conversion price of the notes.

     The purchasers of the convertible notes, as well as McKim, are accredited investors as defined under the Securities Act of 1933. Additionally, we did not engage in any public advertising or general solicitation in connection with this private placement. The issuances constituting this private placement were, and to be, made pursuant to both Sections 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D.

Private Placement

     From August 2004 through March 2005, we sold 16,655,000 shares of common stock to two accredited investors, Blockade Synergy Holdings Inc. and TBM Holdings LLC, for an aggregate purchase price of $997,000. We did not engage in any public advertising or general solicitation in connection with these transactions, there were no commissions paid, and the purchasers were accredited investors. The issuances made as part of this private placement were made pursuant to Section 4(6) of the Securities Act of 1933 and Rule 504 of Regulation D.

Convergiton Acquisition

     On July 17, 2004, we issued 3,500,000 shares of common stock to Convergiton, Inc., a Florida corporation, which was an unrelated corporation, in exchange for the intangible assets that form the basis for the Branded Media business strategy pursuant to the Intangible Asset Purchase Agreement dated July 16, 2004 between us and Convergiton. We refer to Convergiton, Inc. herein as "Convergiton." We did not engage in any public advertising or general solicitation in connection with the Convergiton issuance. The shares issued to Convergiton were issued pursuant to Section 4(2) of the Securities Act of 1933. Piggyback registration rights also were granted to Convergiton with respect to the stock received in the transaction.

Issuance of Stock as Part of and in Lieu of Certain Debt Obligations

     On June 30, 2005, we agreed to grant to each of Mr. Taylor and Mr. Coffey warrants to purchase 2,230,000 shares of our common stock as payment of the $892,000 of accrued salary owed to each of Mr. Taylor and Mr. Coffey. The warrants may be exercised at a price of $.01 per share at any time on or before June 30, 2015.

     We issued 600,000 shares of common stock to Patrick Kerr on April 15, 2005 in accordance with a settlement agreement, dated April 16, 2005, to discharge a debt of $200,000.

     On September 22, 2004, we issued (1) 10,000 shares to Thomas O'Connor, pursuant to a Forbearance Agreement, dated September 22, 2004, as consideration for the postponement of the maturity date of a $10,000 loan, (2) 10,000 shares to Marc Denner, pursuant to a Forbearance Agreement, dated September 22, 2004, as consideration for the postponement of the maturity date of a $10,000 loan, and (3) 100,000 shares to Patrick Kerr, pursuant to a Forbearance Agreement, dated September 22, 2004, as consideration for the postponement of the maturity date of a $200,000 loan.

     On March 28, 2003, we issued 50,000 shares of common stock to Patrick Kerr in consideration for a $200,000 loan from Mr. Kerr to us pursuant to a Promissory Note dated March 28, 2004 and a Promissory Note dated February 20, 2003. On April 7, 2004, we issued 50,000 shares of common stock to Mr. Kerr for forbearance of the $200,000 loan.

     We did not engage in any public advertising or general solicitation in connection with any of the above issuances. The issuances made as part of the above debt forgiveness and loan agreements were made pursuant to Sections 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D.

Issuances made pursuant to Employment Agreements

     As described in Part I, Item 7 - Certain Relationships and Related Transactions, we issued warrants to Eve Krzyzanowski, Donald Taylor, Joseph Coffey, Gerald Labush and Brian Pussilano, each of whom is an accredited investor. We issued these warrants under the exemptions provided pursuant to each of Section 4(2) and Section 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D.

     On May 2, 2004, we entered into an employment agreement with Paul Whitehead, our Director of Special Projects and Branding. This agreement has a four-year term commencing on September 1, 2005. Pursuant to the agreement, Mr. Whitehead's compensation includes a base salary of $225,000 per year with a $50,000 increase in salary each year during the employment term and an annual bonus to be determined by our board in an amount not less than 10% of his salary for a given year. Mr. Whitehead is also entitled to participate in our employee incentive stock option plan and the profit sharing, retirement, medical and other benefits we offer to all of our employees at the time if and when we implement these plans. In accordance with Mr. Whitehead's employment agreement, we issued Mr. Whitehead a warrant to purchase 1,500,000 shares of our common stock at a price of $.01 per share. The warrant may be exercised any time on or before May 2, 2015. Mr. Whitehead is an accredited investor and we did not engage in any public advertising or general solicitation in connection with this warrant issuance. We issued this warrant under the exemptions provided pursuant to each of Section 4(2) and Section 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D.

Issuances Made for Services Rendered

     In June 2004, we issued 1,500,000 shares of our common stock to Ms. Krzyzanowski in consideration for the advisory services she provided to us in 2003 and 2004. These shares were issued to Ms. Krzyzanowski, who is an accredited investor, pursuant to each of Section 4(2) and Section 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D.

     In addition to the issuances made for certain services provided to us described above, the table below summarizes securities issued to certain service providers in the last three years for the consideration received by us as described below. We did not engage in any public advertising or general solicitation in connection with any of the issuances described below. These issuances were made pursuant to Section 4(2) of the Securities Act of 1933, and, with respect to issuance to accredited investors, Section 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D.

          Service Provider                  Warrants Issued            Shares Issued          Nature of Service
--------------------------------------- -------------------------   ------------------   ---------------------------
                                                          Number
                                                            of
                                       Exercise           Shares              Number
                                        Price     Date    Covered    Date    of Shares
                                        -----     ----    -------    ----    ---------

Eve Krzyzanowski                                                    7/19/04  1,500,000   Business consulting services
Hartmann and Doherty, LLC                                           11/4/04    400,000   Legal services
Lauren Deen                             $1.00    1/3/05   95,000                         Business consulting services
Hand & Baldachin LLP                    $1.00    1/3/05    5,000                         Legal services for Ms. Deen
Todd Schwartz                           $1.00   3/10/05   100,000                        Business consulting services
Michael S. Scofield                     $0.50   3/31/05   250,000                        Service as a Director
Media Link LLC                                                      3/31/05     90,000   Business consulting services
Capital Relations International, LLC                                4/4/05      50,000   Public relations services
Media Link LLC                                                      5/4/05      90,000   Business consulting services
Howdy Kabrins                                                       5/31/05     49,998   Business consulting services
Media Link LLC                                                      5/31/05     90,000   Business consulting services
Gary Kucher                             $0.50   7/19/05   250,000                        Service as a Director
Sarah Frank                             $0.50   7/19/05   250,000                        Service as a Director
Rubenstein Public Relations, Inc.       $0.78    9/2/05   50,000                         Public relations services
Media Link LLC                                                      9/6/05     180,000   Business consulting services
Howdy Kabrins                                                       9/6/05      33,332   Business consulting services
Palomar Agency LLC                                                  9/6/05      50,000   Business consulting services


Contractual Obligations to Issue Securities

     Described below are certain contractual obligations that, in addition to those described above, obligate us to issue securities upon the occurrence of certain events. We issued or plan to issue the common stock identified below, pursuant to the exemption provided under each of Section 4(2) and Section 4(6) of the Securities Act of 1933 and Rule 506 under Regulation D. The below recipient is an accredited investor. We did not and will not engage in any public advertising or general solicitation in connection with these issuances.

     We entered into a letter agreement, dated June 10, 2005, with Westminster Securities Corp., which we refer to herein as "Westminster," for certain corporate finance consulting services. The agreement will terminate on June 10, 2006 and is terminable upon 30 days written notice. Part of the compensation we are obligated to pay Westminster consists of restricted shares of common stock with piggyback registration rights. Pursuant to the letter agreement dated June 23, 2005, we are obligated to pay Westminster $40,000 each month in restricted stock, which will be calculated on the 10th day of each month by dividing $40,000 by the prior 10 day volume-weighted average price of our common stock as quoted on the Pink Sheets. Pursuant to our obligations under the Westminster agreement, as of November 10, 2005, we have issued 314,149 shares of common stock to Westminster.

     Pursuant to the agreement dated November 9, 2005 between Sebastian Serrell-Watts and us, we are obligated to issue shares of common stock worth $24,000 in consideration for the termination of a Consulting Agreement dated March 1, 2005 and entry into a new consulting agreement dated November 1, 2005. This issuance will be made pursuant to Section 4(2) of the Securities Act of 1933.

Item 5.  Indemnification of Directors and Officers

     Pursuant to the Company's bylaws, the Company may indemnify any person made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that that person is or was a director, officer or employee of our Company.

     Insofar as indemnification for liabilities arising under the Securities Act, as amended, may be permitted for directors, officers and controlling persons of our company under our bylaws or under any contract, arrangement, statute, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART F/S

Financial Statements

     Set forth below are the audited financials for the Company for the fiscal years ended September 30, 2004 and September 30, 2003 and the unaudited financial statements of the Company for the quarter ended June 30, 2005. These financial statements are attached to this report and filed as part of this report.



                          Index to Financial Statements

                                                                           Page
                                                                           ----

Report of Independent Registered Public Accounting Firm...................  F-1

Balance Sheets as of June 30, 2005 (Unaudited) and
     September 30, 2004 (Audited).........................................  F-2

Statements of Operations for Nine Months ended June 30, 2005 and 2004 (Unaudited) and the Years
     Ended September 30, 2004 and 2003 (Audited)..........................  F-3

Statements of Stockholders' Equity (Deficit) for the Nine
     Months Ended June 30, 2005 (Unaudited) and for the Years
     Ended September 30, 2004 and 2003 (Audited)..........................  F-4

Statements of Cash Flows for Nine months Ended June 30, 2005 and 2004 (Unaudited) and the Years
     Ended September 30, 2004 and 2003 (Audited)..........................  F-5

Notes to Financial Statements.............................................  F-7

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Branded Media Corporation New York, New York

     We have audited the accompanying balance sheet of Branded Media Corporation as of September 30, 2004 and the related statements of operations, and stockholders' equity (deficit) and cash flows, for the years ended September 30, 2004 and September 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Branded Media Corporation as of September 30, 2004 and the results of its operations and its cash flows for the years ended September 30, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America.


Friedman LLP
East Hanover, New Jersey

September 22, 2005, except for notes 9 and 13
as to which the date is November 14, 2005

BRANDED MEDIA CORPORATION                         (Unaudited)      (Audited)
Balance Sheets                                  June 30, 2005 September 30, 2004
--------------------------------------------------------------------------------

                       Assets
                       ------
Current assets:
 Cash and cash equivalents                         $      6,793    $     44,379
 Other current assets                                    24,709            --
                                                   ------------    ------------
 Total current assets                                    31,502          44,379

Property and equipment, net                              71,629          31,388
Intangible Assets, net                                1,198,754       1,401,695
Security deposits                                        58,108          20,208
                                                   ------------    ------------
Total Assets                                       $  1,359,993    $  1,497,670
                                                   ============    ============


                 Liabilities and Stockholders' Equity (Deficit)
                 ----------------------------------------------

Current liabilities:
 Notes and loan payable(net of unamortized
  discount of $418,379 and $0 at
  June 30, 2005
  and September 30, 2004)                               648,388         576,729
 Due to related parties                                  52,309          70,311
 Accounts payable                                         8,046          80,782
 Accrued interest payable                               312,533         296,323
 Accrued expenses                                        19,712            --
 Accrued compensation                                      --         1,676,998
                                                   ------------    ------------
 Total current liabilities                            1,040,988       2,701,143
                                                   ------------    ------------

Deferred Compensation and Rent                          189,000          31,500

Commitments                                                --              --

Stockholders' equity (deficit):
  Preferred stock, $.001 par value;
   10,000,000 authorized, no shares
   Issued or outstanding                                   --              --
  Common stock, $.001 par value;
   authorized 500,000,000 shares;
   28,810,814 and 17,234,189 shares
   Issued and outstanding                                28,811          17,234
  Additional paid-in capital                         36,343,792      12,717,672
  Accumulated deficit                               (36,222,598)    (13,969,879)
                                                   ------------    ------------
                                                        150,005      (1,234,973)
Stock subscription receivable                           (20,000)           --
                                                   ------------    ------------
Total stockholders' equity (deficit)                    130,005      (1,234,973)
                                                   ------------    ------------
Total Liabilities and
Stockholders' Equity (Deficit)                     $  1,359,993    $  1,497,670
                                                   ============    ============

See accompanying notes to financial statements.

BRANDED MEDIA CORPORATION
Statements of Operations

                                                               (Unaudited)                           (Audited)
                                                           Nine Months Ended                        Years Ended
                                                               June 30                             September 30
                                                 --------------------------------        --------------------------------
                                                     2005                2004                2004                2003
                                                 ------------        ------------        ------------        ------------

Revenues                                         $       --          $       --          $       --          $       --
                                                 ------------        ------------        ------------        ------------

Costs and expenses
   Depreciation and
    amortization                                      210,183             207,565             276,753             276,559
   Impairment of trademarked
     brand name                                          --                  --             5,765,953                --
   Selling, general and
    administrative (including
    Share-based compensation of
    $20,041,099 in June 2005 and
    $2,550,000 in September 2004)                  21,714,555             446,613           3,104,569             655,974
                                                 ------------        ------------        ------------        ------------
                                                   21,924,738             654,178           9,147,275             932,533
                                                 ------------        ------------        ------------        ------------
Operating loss                                    (21,924,738)           (654,178)         (9,147,275)           (932,533)
                                                 ------------        ------------        ------------        ------------

Other income (expense)
   Loss on extinguishment of debt                    (142,000)               --                  --                  --
   Interest income                                        534                --                  --                   208
   Interest expense (including
    share based compensation of
    $172,697 in June 2005, $85,000
    in June 2004 and $289,000 in
    September 2004)                                  (186,515)           (133,821)           (355,860)            (51,926)
                                                 ------------        ------------        ------------        ------------
                                                     (327,981)           (133,821)           (355,860)            (51,718)
                                                 ------------        ------------        ------------        ------------

Loss before income taxes                          (22,252,719)           (787,999)         (9,503,135)           (984,251)

Income taxes                                             --                  --                  --                  --
                                                 ------------        ------------        ------------        ------------

Net loss                                         $(22,252,719)       $   (787,999)       $ (9,503,135)       $   (984,251)
                                                 ============        ============        ============        ============

Basic and diluted
   Loss per common share                         $      (0.88)       $      (0.13)       $      (1.27)       $      (0.17)
                                                 ============        ============        ============        ============

Weighted  average  common shares
outstanding-  basic and diluted                    25,161,904           5,979,574           7,481,888           5,939,738
                                                 ============        ============        ============        ============

See accompanying notes to financial statements.

                                                               F-3



BRANDED MEDIA CORPORATION
Statements of Stockholders' Equity (Deficit)
Nine months ended June 30, 2005 (unaudited)
Years Ended September 30, 2004 and 2003 (Audited)


                                                        Common Stock             Additional
                                                ----------------------------      Paid-in       Accumulated
                                                   Shares          Amount         Capital          Deficit           Total
                                                ------------    ------------    ------------    ------------     -------------

Balance September 30, 2002                         5,914,189    $      5,914    $  3,851,729    $ (3,482,493)    $    375,150
  Shares issued for loan
   forbearance fees                                   50,000              50           1,213            --              1,263
  Net Loss                                              --              --              --          (984,251)        (984,251)
                                                ------------    ------------    ------------    ------------     ------------

Balance September 30, 2003                         5,964,189    $      5,964    $  3,852,942    $ (4,466,744)        (607,838)
  Shares issued for loan
   forbearances fees                                 170,000             170         288,830            --            289,000
  Shares issued for trademarked
    brand name                                     3,500,000           3,500       5,946,500            --          5,950,000
  Shares issued for consulting
   services                                        1,500,000           1,500       2,548,500            --          2,550,000
  Sale of common shares                            6,100,000           6,100          80,900            --             87,000

  Net loss                                              --              --              --        (9,503,135)      (9,503,135)
                                                ------------    ------------    ------------    ------------     ------------

Balance September 30, 2004                        17,234,189    $     17,234    $ 12,717,672    $(13,969,879)    $ (1,234,973)


  Shares issued for services                         421,625             422       1,105,177            --          1,105,599
  Shares issued for debt
   repayment including
   loss on extinguishment                            600,000             600         341,400            --            342,000
  Sale of common shares                           10,555,000          10,555         899,445            --            910,000
  Relative fair value of warrants issued                --              --           172,697            --            172,697
  Warrants issued for employee services                 --              --        17,100,000            --         17,100,000
  Warrants issued for non-employee service              --              --         1,835,500            --          1,835,500
  Warrants issued in payment of accrued
    Officers' salary                                    --              --         1,784,000            --          1,784,000
  Beneficial conversion feature on
   convertibledebt                                      --              --           387,901            --            387,901
  Net loss                                              --              --              --       (22,252,719)     (22,252,719)
                                                ------------    ------------    ------------    ------------     ------------

Balance June 30, 2005                             28,810,814    $     28,811    $ 36,343,792    $(36,222,598)    $    150,005
                                                ============    ============    ============    ============     ============

See accompanying notes to financial statements

(The change in par value of stock pursuant to the re-capitalization was retroactively adjusted)

                                                             F-4


BRANDED MEDIA CORPORATION
Statements of Cash Flows

                                                                 (Unaudited)                         (Audited)
                                                               Nine Months Ended                Twelve Months Ended
                                                                    June 30                       September 30
                                                        -----------------------------     -----------------------------
                                                            2005            2004              2004            2003
                                                        ------------     ------------     ------------     ------------
Cash flows from operating activities
Net loss                                                $(22,252,719)    $   (787,999)    $ (9,503,135)    $   (984,251)
Adjustments to reconcile net loss to
  net cash in operating activities
Depreciation and amortization                                210,183          207,565          276,753          276,559
Impairment of brand name                                        --               --          5,765,953             --
Stock-based compensation                                  20,041,099             --          2,550,000             --
Amortized debt discount                                      142,219             --               --               --
Loss on extinguishment of debt                               142,000             --               --               --
Loan forbearance fees for loans
 extended                                                       --             85,000          289,000            1,263
Deferred compensation                                        157,500             --               --               --
Changes in operating assets and liabilities:
  Other current assets                                       (24,709)           1,765             --               --
  Security deposits                                          (37,900)            --              1,765           (1,973)
  Accounts payable                                           (78,352)          26,734           35,645           16,416
  Accrued interest expense                                    21,826           48,821           34,415           68,504
  Accrued expenses                                           126,714          318,389          424,518          424,519
                                                        ------------     ------------     ------------     ------------

      Net cash used in
        operations                                        (1,552,139)         (99,725)        (125,086)        (198,963)
                                                        ------------     ------------     ------------     ------------

Cash flows from investing activities
  Acquisitions of property & equipment                       (47,483)            --               --             (3,107)
                                                        ------------     ------------     ------------     ------------

      Net cash used in investing                             (47,483)            --               --             (3,107)
                                                        ------------     ------------     ------------     ------------

Cash flows from financing activities
  Net proceeds (payments) to related
    parties                                                  (18,002)          99,806           82,463           (6,924)
  Proceeds from issuance of debt                             700,000             --               --            200,000
  Proceeds from issuance of common
   shares                                                    890,000             --             87,000             --
  Repayment of short-term notes                               (9,962)            --               --               --
                                                        ------------     ------------     ------------     ------------

      Net cash provided by financing                       1,562,036           99,806          169,463          193,076
                                                        ------------     ------------     ------------     ------------

Increase (decrease) in cash and
  cash equivalents                                           (37,586)              81           44,377           (8,994)

Cash and cash equivalents, beginning
  of period                                                   44,379                2                2            8,996
                                                        ------------     ------------     ------------     ------------

Cash and cash equivalents, end of
   period                                               $      6,793     $         83     $     44,379     $          2
                                                        ============     ============     ============     ============

                                                  SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest                                  $     27,708     $       --       $       --       $      8,417
                                                        ------------     ------------     ------------     ------------

See accompanying notes to financial statements

                                                               F-5


BRANDED MEDIA CORPORATION
Statements of Cash Flows (Continued)


                                         NON-CASH INVESTING AND FINANCING ACTIVITIES

During the period March 2005 through June 2005, the Company
received proceeds from the sale of nine convertible notes in exchange for $700,000. These notes bear interest at 8% per
annum and are due at the earlier of 30 days after closing of
$5 million in financing or 12 months from the date of the
note which range through June 2006. These notes are
convertible into shares of Company Stock and include
beneficial conversion privileges. As a result, the Company
has recorded a discount on debt relating to this transaction in the amount of $387,901 which will be amortized to
interest expense over the respective terms of the debt
instrument. A relative fair value of approximately $172,697
was ascribed to the 350,000 warrants which were issued as
part of this transaction. The relative fair value is
amortized to interest expense over the terms of the debt
instruments.                                                     $ 560,598             $--                $--             $--

The Company issued 600,000 shares of common stock in
repayment of an outstanding debt instrument.                       200,000              --                 --              --

The Company issued 4,460,000 warrants to certain executive
officers in payment of accrued salaries due through December
2004.                                                            1,784,000              --                 --              --

Note received from stock issuance                                   20,000

The Company issued 3,500,000 shares of common stock                     --              --            184,047              --
in the acquisition of a brand name



See accompanying notes to financial statements

                                                           F-6

BRANDED MEDIA CORPORATION
Notes to Financial Statements
September 30, 2004

     1. Organization and Business

The Company was incorporated as Prosher Investment Corp. under the laws of Delaware in 1968. In 1983, the Company changed its name to Mediacom Industries, Inc., and in 2001, the Company changed its name to Mediacom Entertainment, Inc. On August 20, 2004, Mediacom Entertainment, Inc. reincorporated under the laws of the state of Nevada by merging with and into Mediacom Entertainment, Inc. On October 18, 2004, we changed our name to Branded Media Corporation.

Branded Media Corporation (the "Company," "we," "us," "our") is a multi-media branding company that builds its clients' brands and markets its clients' consumer products through a proprietary strategy.

As developed by us, Branded Media(TM) is designed to increase sales of its clients' consumer products by exposing their brands and their messages through television and internet programming, print, DVD, Video-on-Demand, and Direct-Response infomercials.

The Company takes a comprehensive approach to brand building through creative, strategic brand messaging designed to increase awareness and sales of its clients' consumer products and services. The Company intends to position its clients' brands on commercial and public television and share revenues generated from product sales in multiple channels of distribution, such as, retail chains, specialty retail and corporate marketing partners.


Reincorporation

On August 19, 2004, Mediacom Entertainment, Inc., Delaware (DE) completed a reincorporation merger with and into Mediacom Entertainment, Inc., Nevada (NV)in the state of Nevada. Mediacom (NV) was legally formed for the sole purpose of re-incorporating the company in the state of Nevada and is the surviving corporation. Pursuant to this transaction, the number of outstanding shares of the surviving entity were the same as the number of outstanding shares of common stock prior to the transaction, and each stockholder owned the same number of shares of the surviving entity as that stockholder had owned of the Delaware entity prior to the merger. Also as a result of the transaction, Mediacom Entertainment, Inc., a Delaware corporation, ceased to exist. For accounting purposes the merger has been treated as a capital stock transaction rather than a business combination, and as such, pro forma information giving effect to the merger is not presented because of the nature of the transaction. The historical financial statements prior to August 18, 2004 are those of Mediacom (DE). As part of the merger, the Company increased its authorized common stock to 500 million shares and changed its par value to $.001 from $.01 per share. The financial statements have been retroactively adjusted for the change in par value of stock due to the re-capitalization.

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(continued)


     2. Significant Accounting Policies

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company evaluates all of its estimates on an on-going basis and may consult outside experts to assist in the Company's evaluations. Actual results could differ from those estimates.

Interim Financial Information

The accompanying unaudited financial statements have been prepared in accordance with U.S. generally accepted accounting principles for presentation of interim financial statements. Accordingly, the unaudited financial statements do not include all the information and footnotes necessary for a comprehensive presentation of the financial position, results of operations, and cash flows for the periods presented. In our opinion, however, the unaudited financial statements include all the normal recurring adjustments that are necessary for a fair presentation of the financial position, results of operations, and cash flows for the periods presented. You should not base your estimate of our results of operations for 2005 solely on our results of operations for the nine months ended June 30, 2005. You should read these unaudited financial statements in combination with the other Notes in this section; "Management's Discussion and Analysis or Plan of Operations" appearing in Item 2; and the Financial Statements, including the Notes to the Financial Statements for the fiscal year ended September 30, 2004.

Certain Significant Risks and Uncertainties

The Company operates in a changing environment that involves a number of risks, some of which are beyond our control and could have a material adverse effect on our business, operating results, and financial condition. These risks include, but are not limited to, variability and uncertainty of revenues and operating results; limited financial resources; competition; intellectual property and related risks; management of growth; dependence on key personnel; acquisitions and investments; and regulatory requirements.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and investments with original maturities to the Company of three months or less.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are determined using the straight-line method over the estimated useful lives of the assets, which range between 5 and 7 years.

Leasehold improvements are amortized over the shorter of the life of the improvement or the length of the lease, which is 10 years.

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(continued)


Amortization

The Company recognizes rent expense based upon the straight-line method including for periods of rent abatement and future rent increases in the minimum lease payments.

The Company recognizes compensation expense from certain employment agreements using the straight-line method as a result of increased base salaries over the terms of the respective employment agreements.

Intangible Assets

Intangible assets consist of a Film, Television and Music Library and a brand name. The fair values are based on a number of significant factors determined by the Company and its independent appraisal expert Wharton Valuation Associates, Inc. The Film, Television and Music Library will be amortized over its estimated useful lives, estimated by the Company to be 15 years. The fair market value determined at September 30, 2004 for the Film, Television and Music Library is $3,400,000. The film library is a fair market valued by using an income approach using the present value of cash flows. Future potential revenue for the library is estimated based on the future availability of various titles. Distribution expenses and taxes are subtracted from the estimated revenue. The present value of the remaining cash flow is then calculated, indicating the fair value of the library.

Goodwill and intangible assets are accounted for in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets" "SFAS 142"). Under SFAS 142, goodwill and indefinite lived intangible assets are not amortized but instead are reviewed annually for impairment, or more frequently if impairment indicators arise. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their estimated useful lives. The Company tests for impairment whenever events or changes in circumstances indicate that the carrying amount of goodwill or other intangible assets may not be recoverable, or at least annually at December 31 of each year. These tests are performed at the reporting unit level using a two-step, fair-value based approach. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, a second step is performed to measure the amount of impairment loss. The second step allocates the fair value of the reporting unit to the Company's tangible and intangible assets and liabilities. This derives an implied fair value for the reporting unit's goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized equal to that excess. In the event that the Company determines that the value of goodwill or other intangible assets have become impaired, the Company will incur a charge for the amount of the impairment during the fiscal quarter in which the determination is made.

The brand name has been determined to have an indefinite life and is not subject to amortization. The Company impaired its brand name after performing an annual impairment test in accordance with SFAS No. 142, which resulted in a charge on the statement of operations totaling $5,765,953.

The Company evaluates the recoverability of purchased intangible assets subject to amortization and other long-lived assets such as property and equipment in accordance with SFAS No. 144 "Accounting for the Impairment and Disposal of Long-Lived Assets." Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(continued)


Intangible Assets (Continued)

market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Loss Per Common Share

The computation of basic loss per common share is based on the weighted average number of shares outstanding during each year. The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the period. Diluted net loss per share reflects the potential dilution from the conversion or exercise into common stock of securities such as warrants. In these financial statements, diluted net loss is the same as basic net loss per share. No additional shares for the potential dilution from the conversion or exercise of securities into common stock are included in the denominator, since the result would be anti-dilutive. Warrants to purchase 12,760,000 shares of common stock as of June 30, 2005 were excluded from the calculation of fully diluted earnings per share since their inclusion would have been anti-dilutive. There were no anti-dilutive instruments in the years ended September 2004 and 2003.

Stock-Based Compensation

The Company has adopted fair value accounting for grants of common stock and warrants to employees and non-employees in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), as amended by FAS 148 and Emerging Issues Task Force Issue 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services"(EITF 96-18). The Company does not presently administer any stock option programs.

Concentration of Credit Risk

The Company believes it is not exposed to any significant credit risk with cash and cash equivalents. The Company maintains its cash with a high credit quality financial institution.

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(continued)


Each account is secured by the Federal Deposit Insurance Corporation up to $100,000.

Revenue Recognition

The Company recorded no revenue for the years ended September 30, 2004 and 2003. The Company recognizes revenue under the guidance provided by Statement of Position (SOP) No. 00-2, Accounting by Distributors or Producers of Films, and Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition.

This SOP provides guidance on generally accepted accounting principles for all kinds of films, except where specifically noted, and is applicable to all producers or distributors that own or hold rights to distribute or exploit films. For purposes of this SOP, films are defined as feature films, television specials, television series, or similar products (including animated films and television programming) that are sold, licensed, or exhibited, whether produced on film, video tape, digital or other video recording format.

The SOP requires, among other things, that an entity should recognize revenue from a sale or licensing arrangement of a film when all of the following conditions are met:

- Persuasive evidence of a sale or licensing arrangement with a customer exists.
- The film is complete and, in accordance with the terms of the arrangement, has been delivered or is available for immediate and unconditional delivery.
- The license period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale.
-    The arrangement fee is fixed or determinable.
-    Collection of the arrangement fee is reasonably assured

If any one of the preceding conditions is not met, the Company will defer recognizing revenue until all of the conditions are met.

If a licensing arrangement covering a single film provides for a flat fee, then the amount of that fee is considered fixed and determinable. In such instances, the Company will recognize the entire amount of the license fee as revenue when it has met all of the other revenue recognition conditions.

The Company's arrangement fee may be based on a percentage or share of a customer's revenue from the exhibition or other exploitation of a film. In such instances, and when all of the other revenue recognition conditions are met, the Company will recognize revenue as the customer exhibits or exploits the film.

A portion of the Company's revenue is derived from licensing rights to third parties to sell merchandise based on name, image and related marks. Revenue from these activities is recognized when all of the following conditions are met: (i) pervasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the price to the licensee or buyer is fixed or determinable; and (iv) collectibility is reasonably assured. Licensing advances are deferred until earned under the licensing agreement.

Film Costs

Film costs consist of production overhead and production period interest capitalization. Participation costs are contingent compensation paid to creative talent such as actors, writers, or other entities from whom distribution rights are licensed. The costs are accrued based on contractual formulas and by contingent amounts due under the provisions of certain agreements. Amortization of capitalized film costs and accrual of participation costs commences when the company begins to recognize revenue from a film as specified under SOP 00-2. All advertising, exploitation and marketing costs are expensed as incurred.

Discount on debt

The Company has allocated the proceeds received from convertible debt instruments between the underlying debt instrument and the detachable warrants and has recorded the discount on the debt instrument due to a beneficial conversion feature as a deferred charge. This deferred charge is being amortized to interest expense over the life of the related debt instruments.

Revenue Recognition (Continued)

Fair Value of Financial Instruments

The fair value of financial instruments is the amount for which the instrument could be exchanged in a current transaction between willing parties. As of September 30, 2004, the carrying values of cash and cash equivalents and notes payable approximated their respective fair values because of the short duration of these instruments.

     3. Liquidity and Capital Resources

The Company has incurred net losses totaling $9,503,135 and $984,251 in the years ended September 30, 2004 and 2003 and has had working capital deficiency of $1,009,486 and $2,656,764 in June 2005 and September 2004 respectively. To date, the Company has dedicated most of its financial resources to general and administrative expenses. During the next three months, the Company intends to close the acquisition of Executive Media Network ("EMN") and will begin positioning its brands to generate revenues from product sales in multiple channels of distribution such as retail chains, specialty retail and corporate marketing partners.

The Company is in the process of undertaking a preferred stock private placement for a minimum of $4 million, maximum of $6 million in proceeds, for the primary purpose of acquiring EMN and also for working capital. EMN is expected to contribute its cash generated from operations immediately after the purchase is consummated.

We have also engaged a financial consulting firm to provide certain financial and business advice concerning our business. After we become a reporting company, it is anticipated that the financial consulting firm will assist us in raising additional capital.

The Company anticipates that this private placement and the acquisition of EMN will close on or before October 31, 2005.

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(continued)


If the additional financing or arrangements cannot be obtained, the Company would be materially and adversely affected and there would be substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and realization of assets and classifications of liabilities necessary if the Company becomes unable to continue as a going concern.

Cash and cash equivalents plus cash provided from the issuance of debt and common stock have been used to fund operating, investing and financing activities.

In fiscal year 2005, Regulation D Rule 504 offerings raised proceeds of $890,000 through June 30, 2005. In addition, the Company raised $700,000 in proceeds from issuing promissory notes bearing interest at 12% from March, 2005 through June, 2005. Subsequent to June 30, 2005, the Company raised an additional $745,000 in proceeds from issuing non-interest and interest bearing promissory demand notes and convertible debt. Proceeds were used to fund operating and investing activities. The Company has engaged other financial advisors to assist in raising additional funds for future use in operating and investing activities.

     3. Liquidity and Capital Resources (continued)

The Company may require additional equity or debt financing to meet its working capital requirements and capital expenditure needs for the fiscal year beginning October 1, 2005. There can be no assurance that additional financing, if needed, will be available when required or, if available, can be obtained on terms satisfactory to the Company.

     4. Recent Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation ("FIN") No.46, "Consolidation of Variable Interest Entities." In December 2003, the FASB issued FIN No. 46 (Revised) ("FIN 46-R") to address certain FIN 46 implementation issues. This interpretation requires that the assets, liabilities, and results of activities of a Variable Interest Entity ("VIE") be consolidated into the financial statements of the enterprise that is the primary beneficiary of the VIE. FIN 46-R also requires additional disclosures by primary beneficiaries and other significant variable interest holders. For entities acquired or created before February 1, 2003, this interpretation is effective no later than the end of the first interim or reporting period ending after March 15, 2004 for enterprises that are not small business issuers and December 15, 2004 for enterprises that are small business issuers, except for those VIE's that are considered to be special purpose entities, for which the effective date is no later than the end of the first interim or annual reporting period ending after December 15, 2003. For all entities that were acquired subsequent to January 31, 2003, this interpretation is effective as of the first interim or annual period ending after December 31, 2003. The adoption of the provisions of this interpretation did not have a material effect on our financial condition or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This new statement changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity or classifications

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(continued)


between liabilities and equity in a section that has been known as "mezzanine capital." It requires that those certain instruments be classified as liabilities in balance sheets. Most of the guidance in SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003. Management anticipates that the adoption of SFAS No. 150 could have a material impact on the Company's financial statements if in the future the Company issues mandatory redeemable preferred stock. Such mandatory redeemable preferred stock, previously included as "mezzanine capital," would be included as a liability in accordance with SFAS 150.

The FASB issued Statement of Financial Accounting Standard No. 123 (revised
2004), Share-Based Payment ("SFAS 123(R)"), in December 2004; it replaces SFAS 123, and supersedes APB 25. Under SFAS 123(R), companies would have been required to implement the standard as of the beginning of the first interim reporting period that begins after June 15, 2005. However, in April 2005, the SEC announced the adoption of an Amendment to Rule 4-01(a) of Regulation S-X regarding the compliance date for SFAS 123(R) that amends the compliance dates and allows companies to implement SFAS 123(R) beginning with the first annual reporting period beginning on or after June 15, 2005. The Company intends to adopt SFAS 123(R) in its fiscal year beginning October 1, 2005. The Company is evaluating the impact of its adoption of SFAS 123(R) on its results of operations and financial position. The Company does not presently administer any stock option programs and the adoption of SFAS 123R is not expected to have a material impact on the Company's financial position or results of operations.

In December, 2004, the FASB issued Statement of Financial Accounting Standard No. 153, Exchanges of Non-monetary Assets -- an amendment of APB Opinion No. 29 ("SFAS 153"). SFAS 153 is effective, and will be adopted, for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and is to be applied prospectively. SFAS 153 eliminates the exception for fair value treatment of non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Adoption is not expected to have a material effect on the Company's financial position or results of operations.

The FASB issued Staff Position FIN46(R)-5, Implicit Variable Interests Under FASB Interpretation No. 46 (revised December 2003), in March 2005. It addresses whether a reporting enterprise should consider whether it holds an implicit variable interest in a variable interest entity ("VIE") or potential VIE when specific conditions exist. The adoption of FIN 46(R)-5 did not have a material impact on the Company's financial position or results of operations.

The FASB issued Staff Position FIN 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143, in March 2005. The Interpretation is effective no later than the end of fiscal years ending after December 15, 2005. The statement clarifies the term "conditional asset retirement obligation" as used in FASB 143. The Company believes that it is already in compliance with the statement and does not expect any impact on financial position or results of operations when adopted.

The FASB issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections -- a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). SFAS 154 is effective, and will be adopted, for accounting changes made in fiscal years beginning after December 15, 2005 and is to be applied retrospectively. SFAS 154 requires that retroactive application of a change in accounting principle be limited to the direct effects of the change. Adoption is not expected to have a material effect on the Company's financial position or results of operations.

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(continued)


     5. Property and Equipment at September 30, 2004: Property and equipment consisted of the following:

                Equipment                                 $ 5,089
                Furniture and fixtures                     39,142
                Leasehold improvements                      5,892
                                                          -------
                                                           50,123
                Less accumulated depreciation              18,735
                                                          -------
                                                          $31,388
                                                          =======

Depreciation expense was $6,165 and $5,971 for the years ended September 30, 2004 and 2003, respectively.

     6. Intangible Assets

Intangible assets at September 30, 2004 consist of the following:

                                          Estimated
                                         Useful Life
                                        ------------
Film, Television and Music Library        15 years               $ 2,300,000
Brand name                               Indefinite                  184,047
                                                                 -----------

                                                                   2,484,047
Less Accumulated amortization                                      1,082,352
                                                                 -----------
Total intangibles, net                                           $ 1,401,695
                                                                 ===========

     Expected amortization of intangible assets over the next five years is as follows:

                         Year Ended
                        September 30,           Amount
                        -------------           ------

                            2005               $270,588
                            2006               $270,588
                            2007               $270,588
                            2008               $270,588
                            2009               $135,296

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(continued)


     7. Notes and Loan Payable

Notes and loan payable consist of the following;

Two notes held by officers are payable on demand and bear
interest of 21% and 12% per annum.                                   $  93,333

Eight notes payable to unrelated individuals are payable
on demand and bear interest between 12% and 14%. Two notes
totaling $200,000 are secured by a limited pledge on
substantially all of the Company's assets.                             370,000

A loan payable to a related company is
payable on demand and bears no interest.                               113,396
                                                                     ---------
                                                                     $ 576,729
                                                                     =========

During the period March 2005 through June 2005, the Company received proceeds from nine convertible notes in exchange for $700,000. These notes bear interest at 12% per annum and are due at the earlier of 30 days after closing of $5 million in financing or 12 months from the date of the note which range through June 2006. They are secured by the Company's film, television and music library and all other assets. These notes, which were issued together with warrants to purchase the Company's common stock, are convertible into shares of Company Stock and include beneficial conversion privileges. The conversion price specified in the notes is $.50 per common share. As a result, the Company has recorded a discount on debt relating to this transaction in the amount of $387,901 which will be amortized to interest expense over the respective terms of the debt instrument. A relative fair value of approximately $172,697 was ascribed to the 350,000 warrants which were issued as part of this transaction. The relative fair value is amortized to interest expense over the terms of the debt instruments.

Subsequently, the Company has received an additional $200,000 of proceeds bearing interest at 12% per annum, with the same security and are convertible into shares of common stock and include beneficial conversion privileges.

The Company's film, music and film library serves as security for all of the convertible notes issued by the company. The convertible notes are issued pari passu indicating that all convertible note will carry the same rights and privileges. Other loans payable are demand promissory notes and are not collateralized.

     8. Related party transactions

The Company has a loan payable to an entity owned and controlled by certain executive officers. The obligation is non-interest bearing and payable on demand.

See notes 7, 10, and 12 for other related party transactions.

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(continued)


     9. Commitments

The Company leases office space under a lease, which expires in March 2012, which requires annual rent totaling $60,000, for the first five years and $72,000 until the expiration date. The Company needed additional office space to administer its business operations and modified the original agreement to lease additional space on February 16, 2005. The modification requires additional rent of $55,800 annually with no change in the expiration date. In addition, the Company also pays its proportionate share of the landlord's operating expenses.

Future minimum payments at September 30, 2004, are as follows:

  Years Ending September 30,                   Amount
 ---------------------------              --------------
          2005                            $    94,151
          2006                                115,380
          2007                                127,380
          2008                                127,380
          2009                                127,380
          Thereafter                          186,824
                                          -----------
                                          $   778,495
                                          -----------

Annual rent expense for the years ended September 30, 2004 and 2003 was $74,266 and $71,704, respectively.

On November 18, 2004, Branded Media Corporation entered into employment agreements with certain executive officers. These executive officers are entitled to an annual base compensation of approximately $800,000 in the aggregate plus bonus for the remaining term, and entitled to all employee benefits offered by the Company to its senior executives and key management employees. The executives receive an annual bonus in accordance with a Company Bonus Plan adopted by the Board, provided, that the annual bonus in any given year shall be no less than ten (10%) of Executive's Base Salary with respect to such year. The agreements are for a four-year term.

On October 21, 2005, in connection with the purchase of Executive Media Network, Inc., (EMN) the Company entered into three year employment agreement with an executive of EMN which entitles such individual an annual base compensation commencing at $300,000 per annum, and all employee benefits offered by the Company to its senior executives and key management executives. The executive is entitled to a bonus when certain cash flow objectives are met in such year, but will receive a minimum bonus of not less than 10% of the current base year salary.

Future minimum payments of base salaries relating to the employment agreements are as follows:

          Years ending September 30,                      Amount
          --------------------------                      ------

                  2005                                 $   810,000
                  2006                                   1,320,000
                  2007                                   1,580,000
                  2008                                   1,840,000
                                                       -----------
                                                       $ 5,550,000
                                                       ===========

Commencing March 1, 2005, the Company entered into a consulting contract relating to library services requiring monthly payments of $6,000 on the first day of each month. The agreement shall be in effect for a period of 24 months unless terminated by either the Company or the consultant on 30 days prior written notice.

See note 12 for subsequent events.

     10. Stockholders' Equity

In April 2004, the Company issued 50,000 shares of common stock relating to a loan forbearance valued at $85,000.

In June 2004, the Company's Board of Directors adopted and the stockholders approved, a one for four reverse stock split of the Company's common stock. All common stock and per common share amounts for all periods presented in the accompanying financial statements have been restated to reflect the effect of this reverse common stock split.

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(continued)


In July 2004, the Company issued 3,500,000 shares of our common stock to a third party in exchange for the acquisition of the Branded Media intellectual property valued at $5,950,000. This asset was subsequently written down to a value of $184,047 through a charge to the statement of operations of $5,765,953.

In July 2004, the Company issued 1,500,000 shares of common stock to the future CEO of the Company for consulting services rendered from February 2003 until July 19, 2004 valued at $2,550,000.

In August 2004, the Company received proceeds from a sale of 3,500,000 shares of common stock in a Regulation D Rule 504 offering to an institutional investor generating net proceeds of $35,000.

In August 2004, the Company, in connection with its reincorporation in Nevada increased its authorized common shares to 500 million shares with a par value of $.001. The financial statements have been retroactively adjusted for the change in par value.

In September 2004, the Company issued 120,000 shares of common stock relating to a loan forbearance fees valued at $204,000.

In September 2004, the Company received proceeds from a sale of 2,600,000 shares of common stock in a Regulation D Rule 504 offering to an institutional investor generating net proceeds of $52,000.

In October 2004, the Company's Board of Directors amended the Articles of Incorporation to authorize the issuance of 10 million shares of preferred stock with a $.001 par value.

     11. Income taxes

The Company provides for federal and state income taxes in accordance with current rates applied to accounting income before taxes. The provision for incomes taxes is as follows:

                          Year ended September 30
                         ------------------------
                             2004            2003
                         ------------------------
Current                  $      --            $--
Deferred                        --            $--
                         ------------------------
                         $      --            $--
                         ========================

The Company's provision for income taxes is based on estimated effect annual income tax rates. The provision may differ from income taxes currently payable because certain items of income and expense are recognized in different periods for financial statement purposes than for tax return purposes.

The Company has net operating loss carryforwards for both Federal and State purposes totaling approximately $9,700,000 that expire in 2024.

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(continued)


                                              September 30,
                                       --------------------------
                                              2004           2003
                                       --------------------------
Net operating losses                   $ 4,346,675    $ 2,854,826
Accrued officer salaries                   191,034        191,034
Deferred compensation                       70,875             --
                                       ----------     -----------
                                         4,537,709      3,045,860
Valuation allowance                     (4,537,709)    (3,045,860)
                                       -----------    -----------
Deferred tax asset                     $        --    $        --
                                       ===========    ===========

The Company evaluates the amount of deferred tax assets that are recorded against expected taxable income. As a result of this evaluation, the Company has recorded a valuation allowance of $4,537,709 and $3,045,860 for the years ended September 30, 2004 and 2003, respectively, representing a current year change in the valuation allowance of $1,491,849. This allowance was recorded because, based on the weight of available evidence, it is more likely than not that some, or all, of the deferred tax asset may not be realized.

Income taxes computed at the federal statutory rate differ from amounts provided as follows:

                                            Years ended September 30,
                                                2004           2003
                                            -------------------------
Provision for Federal taxes at
  statutory rate (34%)                        (34.0%)       (34.0%)
State taxes, net of Federal benefit           (10.6%)       (10.6%)
Permanent difference due to
  non-deductible items                          27.3%          -- %
Valuation allowance applied against
  income tax benefit                            17.3%         44.6%
                                               --------------------
Effective income tax rate                        -- %          -- %
                                               ====================


     12. Events Subsequent to September 30, 2004

In October 2004, the Board of Directors adopted a resolution authorizing 10,000,000 shares of Series A Preferred Stock, with a $0.001 par value.

Warrants issued to employees and non-employees in the period October 1, 2004 and June 30, 2005 can be converted to 12,760,000 shares of common stock. There were 11,960,000 warrants with exercise prices at $0.01 and 800,000 warrants with exercise prices ranging from $.50 to $1.00, with a weighted-average exercise price of $0.63. The total of these warrants have a weighted-average remaining contractual life of approximately 9.81 years.

In accordance with the terms of four executive employment agreements, the Company granted Common Stock Purchase Warrants to the executive officers to

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(continued)


purchase six million (6,000,000) shares of the Company's common Stock at a price of $.01 per share, which may be exercised at any time on or before November 17, 2014 for three agreements and November 18, 2014 for the other agreement. The warrants were valued at $17,100,000.

On January 3 and March 10, 2005 we issued warrants to purchase a total of 200,000 shares of common stock to two consultants for services rendered. The warrants were valued at $413,000.

On March 31, 2005 we issued warrants to purchase 250,000 shares of common stock to our Chairman of the Board of Directors. The warrants were valued at $222,500. On May 2, 2005, we entered into an employment agreement with the Director of Special Projects and Branding and issued warrants to purchase 1,500,000 shares of common stock with an exercise price of $.01 per share. The employment agreement becomes effective in September, 2005. The warrants were valued at $1,200,000.

On June 30, 2005, the Company issued warrants to two of its executive officers to purchase 4,460,000 shares of common stock with an exercise price of $.01 per share. The issuance fully paid for their accrued salaries through December 31, 2004. The warrants were valued at $1,784,000.

Common Stock Issuances subsequent to September 30, 2004

Between October 12, 2004 and March 24, 2005 we received $890,000 of gross proceeds from the issuance of 10,555,000 shares of common stock in ten separate Regulation D Rule 504 offerings to certain institutional investors. We recorded a note receivable for $20,000 due, which was subsequently settled via the return of 100,000 shares of our stock in July, 2005.

Between November 4, 2004 and May 31, 2005 we issued 769,998 shares of our common stock for legal and professional services rendered which was valued at a total of $1,105,599.

On April 15, 2005 we issued 600,000 shares of common stock in accordance with a payment of a note payable in the amount of $200,000. The stock was valued at $342,000, which also resulted in a charge to operations totaling $142,000 as loss on extinguishment of debt.

Commencing March 30, 2005, the Company entered into a consulting contract relating to media services requiring monthly payments of $10,000, plus 90,000 shares of common stock per month. This agreement was subsequently terminated in September 2005.

Commencing March 30, 2005, the Company entered into a consulting contract relating to restaurant franchising services requiring monthly issuances of 16,667 shares of common stock. This agreement was subsequently terminated in September 2005.

Promissory Notes Issued subsequent to September 30, 2004

During the period March 2005 through June 2005, the Company received proceeds from nine convertible notes in exchange for $700,000. These notes bear interest at 8% per annum and are due at the earlier of 30 days after closing of $5 million in financing or 12 months from the date of the note which range through

June 2006. They are secured by the Company's film, television and music library and all other assets. These notes, which were issued together with warrants to purchase the Company's common stock, are convertible into shares of Company Stock and include beneficial conversion privileges. As a result, the Company has recorded a discount on debt relating to this transaction in the amount of $387,901 which will be amortized to interest expense over the respective terms of the debt instrument. A relative fair value of approximately $172,697 was ascribed to the 350,000 warrants which were issued as part of this transaction. The relative fair value is amortized to interest expense over the terms of the debt instruments.

Other Transactions subsequent to June 30, 2005

In July 2005 we compensated a financial advisory firm in the amount of $40,000 in restricted common stock. The stock issuance was made in September 2004 in the form of 69,901 shares. The common shares are non-refundable and non-cancelable and are restricted securities as defined under the Securities Act of 1933, with piggyback registration rights.

On July 6, 2005 we issued warrants, valued at $25,000, to purchase 50,000 shares of common stock to an outside investor. The warrants have terms of five years. Also, the Company issued a note for $100,000 with interest rates of 12%, secured by the Company's film, television and music library and all other assets of the Company and due at the earlier of 30 days after the closing of $5 million in financing or 12 months from the date of the note which range through June 2006. The notes can be converted to common stock at any time at a conversion price of $.50.

On July 15, 2005, we issued warrants, valued at $250,000 to two of our directors to purchase a total of 500,000 shares of common stock. The warrants have terms of five years.

Commencing July 15, 2005, the Company entered into a consulting contract relating to strategic business planning requiring monthly payments of $3,500, plus 50,000 shares of restricted common stock, valued at $25,000, until termination in July 2007.

On August 1, 2005, we modified a retention agreement dated April 13, 2005 with an investment banker as its non-exclusive financial advisor. The bankers will assist the Company with regard to the sale of up to $6 million of Preferred Stock to institutional and accredited investors.

On August 1, 2005 we issued a demand promissory note to an executive officer in exchange for $25,000. No interest will accrue on the principal amount due.

On August 1, 2005 we issued a demand promissory note to an executive officer in exchange for $50,000. No interest will accrue on the principal amount due. On August 4, 2005 the Company repaid $20,000, and on August 30, 2005 the Company repaid the balance of $30,000.

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(continued)


On August 11, 2005 we issued a demand promissory note to an executive officer in exchange for $25,000. No interest will accrue on the principal amount due. On August 30, 2005 the Company paid the full amount of the note.

On August 15, 2005 we issued a demand promissory note to an executive officer in exchange for $15,000. No interest will accrue on the principal amount due. On August 30, 2005 the Company paid the full amount of the note.

On August 24, 2005 we issued a demand promissory note to an executive officer in exchange for $5,000. No interest will accrue on the principal amount due. On August 30, 2005 the Company paid the full amount of the note.

On August 29, 2005 we compensated a financial advisory firm in the amount of $40,000 in restricted stock. The stock issuance was made in September 2004 in the form of 93,765 shares. The common shares are non-refundable and non-cancelable and are restricted securities as defined under the Securities Act of 1933, with piggyback registration rights.

On August 29, 2005 we entered into Convertible Secured Promissory Note, Security, Warrant and Rights Agreements with an outside investor in exchange for $350,000. The note bears interest at 12%, payable at maturity, which is the earlier of seven days from the closing of an equity financing in which the Company raises a minimum of $4.0 million in equity or December 29, 2005. The Company issued warrants, valued at $119,000, to purchase 175,000 shares of common stock. There is a liquidation preference to the notes for an amount equal to 1.5 times of the notes outstanding, inclusive of any unpaid interest payments. The notes are redeemable at any time at the discretion of the issuer.

On September 2, 2005 we issued warrants, valued at $39,000, to purchase 50,000 shares of common stock to a consulting firm. The warrants have a term of five years.

On September 6, 2005, we compensated certain outside consultants for services rendered by issuing 263,332 restricted shares valued at $197,499. The common shares have not been registered.

On September 10, 2005 we compensated a financial advisory firm in the amount of $40,000 in restricted stock. The stock issuance was made in September 2004 in the form of 82,987 shares. The common shares are non-refundable and non-cancelable and are restricted securities as defined under the Securities Act of 1933, with piggyback registration rights.

On September 10, 2005 we issued a demand promissory note to an executive officer in exchange for $25,000. No interest will accrue on the principal amount due.

On September 16, 2005 we issued a demand promissory note to an executive officer in exchange for $15,000. No interest will accrue on the principal amount due.

Events (unaudited) subsequent to the Report of Independent Registered Public Accouting firm dated September 22, 2005.

On September 26, 2005, the Company issued a note for $100,000 along with warrants, valued at $42,500, to purchase 50,000 shares of common stock to an outside investor with an interest rate of 12% which is secured by the Company's

BRANDED MEDIA CORPORATION
Notes to Financial Statements
(continued)


film television and music library and all the other assets of the Company and is due at the earlier of 30 days after the closing of $5 million in financing or 12 months from the date of the note. The note can be converted to common stock at any time at a conversion price of $.50.

On September 26, 2005 we issued a demand promissory note to an executive officer in exchange for $35,000. No interest will accrue on the principal amount due.

On September 28, 2005, the Company issued warrants to purchase 197,500 shares of common stock to certain executives in consideration of nine promissory notes due them from the Company entered into during August and September 2005. The warrants have a term of five years and are exercisable for prices ranging $0.50-$0.85 per share.

In October 2005, the Company designated 600,000 shares of preferred stock as Series A preferred stock in order to raise $6,000,000 at $10.00 per share under a private placement of Series A Preferred Stock.

The holders of Preferred Stock are entitled to dividends at the rate of 10% of the Series A Preferred Stock purchase price per share, which was $10.00, as adjusted to reflect any stock split, stock dividend, combination, reclassification of reorganization. The holders of Series A Preferred Stock have a liquidation preference of an amount equal to one and one-half times the purchase price over the holders of common stock. The liquidation preference will be secured by a first priority position on 100% of the common stock of Executive media Network. Each share of Series A Preferred Stock is convertible, and time at the option of the holder, into forty shares of our common stock at an equivalent rate of $.25 per share of common stock. Each share of Series A Preferred Stock shall be automatically converted into forty shares of common stock upon the closing of a private offering of securities for a total offering of not less than $10,000,000, so long as all common stock is trading on a listed exchange, at an equivalent rate of $.25 per share of common stock. The holders of the Series A Preferred Stock have the right to elect one of the members of our Board of Directors. The holders of Series A Preferred Stock are entitled to vote on an "as converted to common stock" basis with the holders of common stock together as one class on all matters to be voted upon by the holders of common stock except in certain cases and as required by law. Commencing on the fifth anniversary of the closing of the initial purchase of the Series A Preferred Stock, the Company is obligated to redeem the Series A Preferred Stock in three equal annual installments if requested by the holders holding at least 50% of the then outstanding shares of Series A Preferred Stock. The redemption price will be the original issuance price plus all accrued and unpaid dividends.

On October 11, 2005, the Company raised $2,200,000 in a Series A preferred stock offering for the purpose of acquiring Executive Media Network Inc. by issuing 220,000 shares of the Series A (from the 600,000 designated amount) preferred stock at $10.00 per share. In addition, and pursuant to this issue of Series A preferred stock, the Company issued a warrant to purchase 1,100,000 shares of common stock at $0.50 per share, which may be exercised within five years.

On October 17, 2005, the Company issued 67,796 shares to a consulting firm for services rendered during the month of September 2005 valued at $50,622.

On October 21, 2005, the Company executed a Stock Purchase Agreement to acquire Executive Media Network Inc. (EMN) by purchasing all of the outstanding shares of common stock of EMN in exchange for $2,200,000 cash and as promissory note for $350,000. The promissory note bears interest at 8.0% per annum and is due on November 15, 2005. The note may be extended with a default interest rate of an additional 1.0% per month and an entitlement to the note holder to receive 50.0% of the net cash flow of EMN until March 1, 2006, when the note will be ultimately due and shall be considered a demand note therein. In connection with the purchase, an employment agreement was entered into with an executive of EMN, which is described in Note 9. Under the employment agreement, the Company issued warrants to the executive pursuant to purchase 1,000,000 shares of common stock at $0.50 per share which may be exercised within ten years.

Item 1.  Index to Exhibits

     The Exhibits listed below are filed as part of this Registration Statement unless otherwise indicated.

Exhibit No.                                 Description
----------   -------------------------------------------------------------------

    3.1      Articles of Incorporation of the Company dated July 26, 2004.(1)
    3.2 Certificate of Amendment to Articles of Incorporation of the Company dated October 26, 2004. (1)
    3.3 Certificate of Amendment to Articles of Incorporation of the Company dated October 28, 2004. (1)
    3.4      Articles of Merger dated August 20, 2004. (1)
    3.5      Bylaws of the Company. (1)
    3.6      Certificate of Designations dated October 11, 2005.
    4.1 Specimen Certificate for Branded Media Corporation Common Stock, par value $.001 per share. (1)
    4.2      Form of Common Stock Purchase Warrant. (1)
    4.3      Form of Registration Rights Agreement. (1)
    4.4      Form of Convertible Secured Promissory Note. (1)
    4.5      Form of Common Stock Subscription Agreement. (1)
    4.6 Intangible Asset Purchase Agreement between the Company and Convergiton, Inc. dated July 17, 2004.(1)
    4.7 Letter Agreement between the Company and McKim and Company, LLC dated April 13, 2005. (1)
    4.8 Letter Agreement between the Company and Westminster Securities Corp. dated June 10, 2005. (1)
    4.9 Letter Agreement between the Company and Westminster Securities Corp. dated June 23, 2005. (1)
   4.10      Specimen  Certificate for Branded Media  Corporation  Series A
              Preferred Stock, par value $.001 per share.
   4.11      Series A Preferred Stock Purchase Agreement between the Company and the Vantage Fund dated October 11, 2005.
   4.12      Registration Rights Agreement between the Company and the Vantage
              Fund dated October 11, 2005.
   4.13      Letter Agreement between the Company and McKim and Company,
              LLC dated August 1, 2005.
   10.1      Plan of Merger dated August 20, 2004 between Mediacom
              Entertainment, Inc., a Delaware corporation, and Mediacom Entertainment, Inc., a Nevada corporation (included in Articles of Merger in Exhibit 2.4).
   10.2      Employment Agreement between the Company and Eve Krzyzanowski dated November 18, 2004. (1)
   10.3      Employment Agreement between the Company and Joseph Coffey dated
              November 18, 2004. (1)
   10.4      Employment Agreement between the Company and Donald Taylor dated
              November 18, 2004. (1)
   10.5      Employment Agreement between the Company and Gerald Labush dated
              November 18. 2004. (1)
   10.6      Secured Promissory Note dated August 30, 2005 issued to The Vantage
              Fund. (1)
   10.7      Form of Security Agreement. (1)

                                     III-1

Exhibit No.                                 Description
----------   -------------------------------------------------------------------


   10.8      Stock Purchase  Agreement  among the Company,  Executive  Media
              Network,  Brian Pussilano and James Luddy dated October 21, 2005.
   10.9      Employment Agreement between the Company and Brian Pussilano dated
              October 21, 2005.
   23.1      Consent of Friedman LLP.
   23.2      Consent of Wharton Valuation Associates, Inc.


(1) Incorporated by reference from the Company's Form 10-SB, file number 000-03574, filed on October 3, 2005.

Item 2.  Description of Exhibits

     See Item 1 above.


                                     III-2

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     BRANDED MEDIA CORPORATION
                                     Nevada corporation


Date:  November 14, 2005             By:     /s/ Eve Krzyzanowski
                                         ------------------------
                                           Eve Krzyzanowski
                                     Its:  Chief Executive Officer and Director


     This Amendment No. 1 to Registration Statement on Form 10-SB has been signed by the following persons in the capacities and on the dates indicated.

By:  /s/  Eve Krzyzanowski                                     November 14, 2005
   ----------------------------------------------------
     Eve Krzyzanowski
     Chief Executive Officer and Director

By:  /s/  Donald C. Taylor                                     November 14, 2005
   ----------------------------------------------------
     Donald C. Taylor
     President, Chief Financial Officer and Director
     (Principal Financial and Audit Officer)

By:  /s/  Michael Scofield                                     November 14, 2005
   ----------------------------------------------------
     Michael Scofield
     Director

By:  /s/                                                       November   , 2005
   ----------------------------------------------------
     Sarah Frank
     Director

By:                                                            November   , 2005
   ----------------------------------------------------
     Gary Kucher
     Director

                                     III-3

By:  /s/  Joseph Coffey                                        November 14, 2005
   ----------------------------------------------------
     Joseph Coffey
     Chief Operating Officer, General Counsel and Director

By:  /s/  Suzanne D. Jaffe                                     November 14, 2005
   ----------------------------------------------------
     Suzanne D. Jaffe
     Director

By:  /s/  James J. Cahill                                      November 14, 2005
   ----------------------------------------------------
     James J. Cahill
     Director

                                     III-4

                                  EXHIBIT INDEX

Exhibit No.                                 Description
----------   -------------------------------------------------------------------

    3.1      Articles of Incorporation of the Company dated July 26, 2004.(1)
    3.2 Certificate of Amendment to Articles of Incorporation of the Company dated October 26, 2004. (1)
    3.3 Certificate of Amendment to Articles of Incorporation of the Company dated October 28, 2004. (1)
    3.4      Articles of Merger dated August 20, 2004. (1)
    3.5      Bylaws of the Company. (1)
    3.6      Certificate of Designations dated October 11, 2005.
    4.1 Specimen Certificate for Branded Media Corporation Common Stock, par value $.001 per share. (1)
    4.2      Form of Common Stock Purchase Warrant. (1)
    4.3      Form of Registration Rights Agreement. (1)
    4.4      Form of Convertible Secured Promissory Note. (1)
    4.5      Form of Common Stock Subscription Agreement. (1)
    4.6 Intangible Asset Purchase Agreement between the Company and Convergiton, Inc. dated July 17, 2004.(1)
    4.7 Letter Agreement between the Company and McKim and Company, LLC dated April 13, 2005. (1)
    4.8 Letter Agreement between the Company and Westminster Securities Corp. dated June 10, 2005. (1)
    4.9 Letter Agreement between the Company and Westminster Securities Corp. dated June 23, 2005. (1)
   4.10      Specimen  Certificate for Branded Media  Corporation  Series A
              Preferred Stock, par value $.001 per share.
   4.11      Series A Preferred Stock Purchase Agreement between the Company and the Vantage Fund dated October 11, 2005.
   4.12      Registration Rights Agreement between the Company and the Vantage
              Fund dated October 11, 2005.
   4.13      Letter Agreement between the Company and McKim and Company,
              LLC dated August 1, 2005.
   10.1      Plan of Merger dated August 20, 2004 between Mediacom
              Entertainment, Inc., a Delaware corporation, and Mediacom Entertainment, Inc., a Nevada corporation (included in Articles of Merger in Exhibit 2.4).
   10.2      Employment Agreement between the Company and Eve Krzyzanowski dated November 18, 2004. (1)
   10.3      Employment Agreement between the Company and Joseph Coffey dated
              November 18, 2004. (1)
   10.4      Employment Agreement between the Company and Donald Taylor dated
              November 18, 2004. (1)
   10.5      Employment Agreement between the Company and Gerald Labush dated
              November 18. 2004. (1)
   10.6      Secured Promissory Note dated August 30, 2005 issued to The Vantage
              Fund. (1)
   10.7      Form of Security Agreement. (1)
   10.8      Stock Purchase  Agreement  among the Company,  Executive  Media
              Network,  Brian Pussilano and James Luddy dated October 21, 2005.
   10.9      Employment Agreement between the Company and Brian Pussilano dated
              October 21, 2005.
   23.1      Consent of Friedman LLP.
   23.2      Consent of Wharton Valuation Associates, Inc.

                                     III-5